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Exhibit (a)(1)(A)

        Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
MicroFinancial Incorporated
at
$10.20 NET PER SHARE
by
MF Merger Sub Corp.
a wholly owned subsidiary of
MF Parent LP

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON WEDNESDAY, JANUARY 21, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED. MICROFINANCIAL INCORPORATED COMMON STOCK TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER.

        The Offer (as defined below) is being made pursuant to an Agreement and Plan of Merger, dated as of December 13, 2014 (the "Merger Agreement"), by and among MF Parent LP, a Delaware limited partnership ("Parent"), MF Merger Sub Corp., a Massachusetts corporation and a direct wholly owned subsidiary of Parent (the "Offeror"), and MicroFinancial Incorporated, a Massachusetts corporation (the "Company").

        The Offeror is a direct wholly-owned subsidiary of Parent. Parent is managed by its general partner, MF Investor GP LLC, a Delaware limited liability company ("MF GP"). MF GP is owned, directly or indirectly, by investment funds (the "Investment Funds") managed within the Credit Funds business of Fortress Investment Group LLC (listed on the NYSE under the symbol "FIG"), a leading global investment management firm ("FIG"). Fortress Credit Advisors LLC, an affiliate of FIG ("Fortress Credit Advisors"), serves as an investment manager for each of the Investment Funds. The Offeror, Parent and Fortress Credit Advisors, each as co-bidders hereunder, are offering to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company at a purchase price of $10.20 per Share (the "Offer Price"), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Parent has received a commitment letter (the "Commitment Letter") from certain of the Investment Funds to provide funding sufficient to purchase Shares in the Offer, to pay for the consideration to be paid in the Merger (including amounts payable in respect of Restricted Stock Units (as defined below) or Stock Options (as defined below) converted into a right to receive the Offer Price in connection with the Offer) and to pay certain fees and expenses related to the transactions contemplated by the Merger Agreement. The Offer is not subject to a financing condition.

        The Offer is conditioned upon, among other things, there being validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not validly withdrawn prior to the expiration of the Offer (the latest time and date on which the Offer expires, as it may be extended by the Offeror in accordance with the Merger Agreement, the "Expiration Date") a number of Shares which, when added to the Shares, if any, owned by Parent and its controlled subsidiaries and 258,675 Shares to be contributed by certain members of the Company's management to Parent after completion of the Offer (the "Contribution Shares"), would represent at least two-thirds (66 2/3%) of the Shares then outstanding determined on a fully-diluted basis on the Expiration Date. Following the purchase by the Offeror of Shares tendered in the Offer and, if applicable, the issuance of Shares pursuant to the Top-Up Option (as defined below) granted to the Offeror in the Merger

Agreement, subject to the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement (including the successful completion of the Offer and in accordance with the relevant provisions of the Massachusetts Business Corporation Act (the "MBCA"), the Offeror will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a direct wholly owned subsidiary of Parent. At the closing of the Merger (the "Effective Time"), each outstanding Share (other than Shares owned by (i) Parent, the Offeror, the Company or any of their respective wholly-owned subsidiaries, including the Contribution Shares and (ii) any shareholders of the Company who properly exercise their appraisal rights, if applicable) will be cancelled and converted into the right to receive the Offer Price in cash, without interest and subject to deduction for any applicable withholding taxes (the "Merger Consideration"). Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

        After careful consideration, the board of directors of the Company (the "Company Board") has unanimously (i) determined and declared advisable and in the best interest of the shareholders of the Company the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the "Transactions"), (ii) approved the Offer and adopted and approved the Merger and the Merger Agreement, (iii) resolved to recommend that the shareholders of the Company accept the Offer and adopt and approve the Merger Agreement and the Merger if such adoption and approval is required by applicable law and (iv) resolved to take all actions such that the requirements and restrictions set forth in Chapters 110C, 110D and 110F of the Massachusetts General Laws and any other "moratorium," "fair price," "business combination," "control share acquisition" or similar provision of any anti-takeover law that may purport to be applicable will not apply with respect to or as a result of the Merger Agreement or the Transactions.

        A summary of the principal terms of the Offer appears on pages 1 through 12. You should read this entire Offer to Purchase and the related Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

        If you desire to tender all or any portion of your Shares to the Offeror in the Offer, you should either (i)(a) if Shares to be tendered are certificated, complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions therein (including having your signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal) and mail or deliver the Letter of Transmittal and all other required documents to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the "Depositary"), together with share certificates evidencing the Shares tendered (the "Share Certificates") or (b) follow the procedure for book-entry transfer set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares," or (ii) request your broker or other nominee effect the transaction for you, in each case, prior to the Expiration Date. If your Shares are registered in the name of a broker or other nominee, you must contact that institution if you wish to tender those Shares.

        If you wish to tender Shares to the Offeror and cannot deliver Share Certificates evidencing those Shares and all other required documents to the Depositary on or prior to the Expiration Date, or you otherwise cannot comply with the procedures for book-entry transfer of Shares held in book-entry form at The Depository Trust Company on a timely basis, you may be able to tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares."

        Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to MacKenzie Partners, Inc. (the "Information Agent") at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and any other materials related to the Offer may be obtained from the

Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Shareholders may also contact their broker or other nominee for assistance or copies of these documents.

        This Offer to Purchase and the related Letter of Transmittal, contain important information and you should read them carefully and in their entirety before making a decision with respect to the Offer.

        This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
 Call Toll-Free: (800) 322-2885

Email: tenderoffer@mackenziepartners.com

December 19, 2014

 TABLE OF CONTENTS

SUMMARY TERM SHEET		1
INTRODUCTION		13
THE TENDER OFFER		14
1.	Terms of the Offer.	14
2.	Acceptance for Payment and Payment for Shares.	17
3.	Procedures for Accepting the Offer and Tendering Shares.	19
4.	Withdrawal Rights.	22
5.	Certain United States Federal Income Tax Consequences.	23
6.	Price Range of Shares; Dividends.	25
7.	Certain Information Concerning the Company.	26
8.	Certain Information Concerning Fortress Credit Advisors, Parent and the Offeror.	28
9.	Source and Amount of Funds.	30
10.	Background of the Offer; Past Contacts or Negotiations with the Company.	34
11.	The Merger Agreement and Other Agreements.	39
12.	Purpose of the Offer; Plans for the Company.	60
13.	Certain Effects of the Offer.	63
14.	Certain Conditions of the Offer.	65
15.	Certain Legal Matters; Regulatory Approvals.	67
16.	Fees and Expenses.	68
17.	Miscellaneous	69
SCHEDULE I		Sch. I-1

i

 SUMMARY TERM SHEET

        We are MF Merger Sub Corp. (the "Offeror"), a wholly owned subsidiary of MF Parent LP, a Delaware limited partnership ("Parent"), and we are offering to purchase all of the outstanding Shares for $10.20 per Share, net to the seller in cash, without interest and subject to deduction for any applicable withholding taxes, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal.

        The following are some questions you, as a shareholder of the Company, may have and answers to those questions. This section, entitled Summary Term Sheet (this "Summary Term Sheet"), provides important and material information about our Offer that is described in more detail elsewhere in this Offer to Purchase, but this Summary Term Sheet may not include all of the information about our Offer that is important to you. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal. We have included cross-references in this Summary Term Sheet to other sections of this Offer to Purchase to direct you to the sections of this Offer to Purchase in which more complete descriptions of the topics covered in this Summary Term Sheet appear. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms "us," "we," and "our" to refer to the Offeror and, where appropriate, Parent and the Offeror, collectively.

Who is offering to buy my Shares?

        Our name is MF Merger Sub Corp. We are a Massachusetts corporation and a direct wholly owned subsidiary of Parent. Parent is managed by its general partner, MF Investor GP LLC, a Delaware limited liability company ("MF GP"). MF GP is owned, directly or indirectly, by investment funds (the "Investment Funds") managed within the Credit Funds business of Fortress Investment Group LLC (listed on the NYSE under the symbol "FIG"), a leading global investment management firm ("FIG"). Fortress Credit Advisors LLC, an affiliate of FIG ("Fortress Credit Advisors"), serves as an investment manager for each of the Investment Funds. Each of the Offeror, Parent and MF GP are affiliates of Fortress Credit Advisors. Each of the Offeror and Parent were formed for the sole purpose of conducting a tender offer for all of the Shares and completing the Merger and the related transactions. See the "Introduction," Section 8—"Certain Information Concerning Parent and the Offeror" and Schedule I.

How many Shares are you offering to purchase in the Offer?

        We are seeking to purchase all of the outstanding Shares of the Company. As of December 12, 2014, based on information provided by the Company, there were 14,433,154 Shares issued and outstanding. See the "Introduction," Section 1—"Terms of the Offer" and Section 11—"The Merger Agreement and Other Agreements" of this Offer to Purchase.

Why are you conducting the Offer?

        We are conducting the Offer because we want to acquire all of the outstanding equity interests in the Company. If the Offer is successfully completed, we intend to consummate the Merger as promptly as practicable after consummation of the Offer. Upon consummation of the Merger, the Company will be the surviving corporation (the "Surviving Corporation") and will be a direct wholly owned subsidiary of Parent. See Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company" and Section 12—"Purpose of the Offer; Plans for the Company" of this Offer to Purchase.

Is there an agreement governing the Offer?

        Yes. The Agreement and Plan of Merger, dated as of December 13, 2014, by and among Parent, the Offeror and the Company provides, among other things, for the terms and conditions of the Offer and the Merger. See the "Introduction" and Section 11—"The Merger Agreement and Other Agreements" of this Offer to Purchase.

How much are you offering to pay for my Shares and what is the form of payment? Will I have to pay any fees or commissions if I tender my Shares in your Offer?

        We are offering to pay $10.20 per Share, net to you, in cash, without interest and subject to deduction for any applicable withholding taxes, upon the terms and subject to the conditions contained in this Offer to Purchase and in the accompanying Letter of Transmittal. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction," Section 1—"Terms of the Offer" and Section 2—"Acceptance for Payment and Payment for Shares" of this Offer to Purchase.

Do you have the financial resources to make payment?

        Yes. We estimate that we will need approximately $153 million to purchase Shares in the Offer, to provide funding for the consideration to be paid in the Merger (including amounts payable in respect of Restricted Stock Units or Stock Options converted into a right to receive the Offer Price in connection with the Offer) and to pay certain fees and expenses related to the transactions contemplated by the Merger Agreement (such amounts, in the aggregate, the "Financing Commitment Amount").

        In connection with the Merger Agreement, Parent has obtained a financing commitment pursuant to a commitment letter (the "Commitment Letter") from the following Investment Funds: Fortress Credit Opportunities Fund III (A) LP, Fortress Credit Opportunities Fund III (B) LP, Fortress Credit Opportunities Fund III (C) L.P., Fortress Credit Opportunities Fund III (D) L.P. and Fortress Credit Opportunities Fund III (E) LP. Pursuant to the Commitment Letter, such Investment Funds have severally committed to provide the Financing Commitment Amount, in cash, to Parent solely in connection with completion of the Offer and the Merger, subject to the conditions of the Merger Agreement and the Commitment Letter. Fortress Credit Advisors serves as an investment manager for each of the Investment Funds that are party to the Commitment Letter. Parent will contribute or otherwise advance to the Offeror the proceeds it receives pursuant to the Commitment Letter. As described in Section 9—"Source and Amount of Funds" of this Offer to Purchase, the funding of such financing is subject to certain conditions set forth in the Commitment Letter.

        In addition, although not a condition to the Offer or the consummation of the Merger, the Offeror intends to borrow funds from Santander (as defined below) under the Bridge Loan Facility (as defined and described below) to pay a portion of the Offer Price. Pursuant to the terms of the Commitment Letter, the actual aggregate amount of any such borrowings will reduce the amount available under the Commitment Letter dollar for dollar. Santander has committed to lend the Offeror such funds. See Section 9—"Source and Amount of Funds" of this Offer to Purchase.

        Consequently, the Offeror will have financing sufficient to pay the maximum amount of consideration payable in the Offer and the Merger (including amounts payable in respect of Restricted Stock Units or Stock Options converted into a right to receive the Offer Price in connection with the Offer) and to pay certain fees and expenses related to the transactions contemplated by the Merger Agreement.

Is your financial condition relevant to my decision to tender in the offer?

        We do not think our financial condition is relevant to your decision to tender Shares and accept the offer because:

  •
  we were organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger;

  •
  the consideration offered in the Offer consists solely of cash;

  •
  the Offer is being made for all outstanding Shares of the Company;

  •
  we have received financing commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer and if we consummate the Offer, we will acquire all remaining Shares in the Merger for cash at the same price per Share as the Offer Price.

        See Section 11—"The Merger Agreement and Other Agreements" and Section 9—"Source and Amount of Funds" of this Offer to Purchase.

How long do I have to decide whether to tender in the Offer?

        You will have until 5:00 p.m. Eastern time, on Wednesday, January 21, 2015, to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Offer and the Merger Agreement, and the applicable rules and regulations of the Securities and Exchange Commission (the "SEC"). If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1—"Terms of the Offer" and Section 3—"Procedures for Accepting the Offer and Tendering Shares" of this Offer to Purchase.

Can the offer be extended and under what circumstances?

        Yes. In accordance with the terms of the Offer and the Merger Agreement, and subject to the applicable rules and regulations of the SEC, we may, and in certain instances are required to, extend the Offer at any time and from time to time. Under the terms of the Merger Agreement:

  •
  if, on the initial expiration date of the Offer or upon expiration of any Subsequent Offering Period (as defined below), any Offer Condition is not satisfied and has not been waived, we must extend the Offer on one or more occasions in consecutive increments of up to ten (10) business days each (or such longer period as Parent, the Offeror and the Company may agree), until such time as all Offer Conditions are satisfied, and

  •
  we must extend the Offer for a period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer;

provided that (A) we are not required to extend the Offer beyond 9:30 a.m. Eastern time on April 12, 2015 (the "Outside Date") or termination of the Merger Agreement and (B) if, on the initial expiration date of the Offer or upon the expiration of any Subsequent Offering Period, all of the Offer Conditions except for the Minimum Condition (as defined below) are satisfied or have been waived, the Company may require us to extend the Offer for an additional period of up to ten (10) business days in the aggregate, and we may extend the Offer for one or more additional periods not to exceed, in the aggregate, twenty (20) business days.

        See Section 1—"Terms of the Offer" of this Offer to Purchase.

Will there be a Subsequent Offering Period?

        Maybe. If immediately following the Acceptance Time, Parent, the Offeror and their respective subsidiaries beneficially own more than 70% but less than 90% of the Shares outstanding (which Shares beneficially owned shall include shares tendered in the Offer and not withdrawn), to the extent reasonably requested by the Company, we must provide for a "Subsequent Offering Period" of up to five (5) business days.

        A "Subsequent Offering Period", if one is included, will be an additional period of time of at least three (3) business days beginning after the Acceptance Time, during which shareholders may tender Shares not tendered in the Offer to the Offeror and receive the Offer Price, or any higher price paid in the Offer. During any Subsequent Offering Period, tendering shareholders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered, at the same price per Share as the Offer Price. The procedures for guaranteed delivery described in Section 3—"Procedures for Accepting the Offer and Tendering Shares" may not be used during any Subsequent Offering Period. We do not currently intend to provide for a Subsequent Offering Period, although we reserve the right to do so. See Section 1—"Terms of the Offer" of this Offer to Purchase.

How will I be notified if the Offer is extended?

        If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m. Eastern time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—"Terms of the Offer" of this Offer to Purchase.

What are the most significant conditions to the Offer?

        Under the terms of the Merger Agreement, we are not obligated to purchase any Shares that are validly tendered unless the number of Shares validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not validly withdrawn before the Expiration Date which, when added to the Shares, if any, already owned by Parent or any of its controlled subsidiaries and the Contribution Shares (as defined below), represents at least two-thirds (66 2/3%) of the Shares on a fully diluted basis on the Expiration Date.

        In addition to the Minimum Condition, our Offer is subject to a number of other conditions, including that:

  •
  the Company Board has not withdrawn or adversely changed its recommendation with respect to the Offer and the Merger; and

  •
  since the date of the Merger Agreement, there has been no event, change, development, circumstance, occurrence or effect involving the Company or any of its subsidiaries, taken as a whole, that has or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined below).

        The Offer is also subject to other conditions. See Section 14—"Certain Conditions of the Offer" of this Offer to Purchase.

        We have expressly reserved the right to waive any of the Offer Conditions, in our sole discretion, provided that, without prior consent of the Company, we cannot:

  •
  change the form of consideration payable in the Offer;

  •
  reduce the Offer Price or the number of Shares subject to the Offer;

  •
  extend the Expiration Date of the Offer (except as required or permitted by the other provisions of this Offer to Purchase);

  •
  waive or amend the Minimum Condition;

  •
  impose additional Offer Conditions;

  •
  modify or amend any of the Offer Conditions in a manner adverse to the holders of the Shares; or

  •
  otherwise amend the Offer in any manner materially adverse to holders of the Shares.

        See Section 1—"Terms of the Offer" of this Offer to Purchase.

How do I tender my Shares in the Offer?

        To tender all or any portion of your Shares, you must (i) if Shares to be tendered are certificated, deliver the Share Certificates evidencing your Shares together with a completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal, if any, to the Depositary, or (ii) tender your Shares using the appropriate set of book-entry procedures described in Section 3—"Procedures for Accepting the Offer and Tendering Shares," not later than the Expiration Date. If your Shares are held in street name by your broker or other nominee, the Shares can be tendered by your broker or other nominee on your behalf through the Depositary. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three trading days on the NASDAQ Global Market ("NASDAQ"). You may use the notice of guaranteed delivery enclosed with this Offer to Purchase (the "Notice of Guaranteed Delivery") for this purpose. For the tender to be valid, however, the Depositary must receive the missing items within that three trading day period. See Section 3—"Procedures for Accepting the Offer and Tendering Shares" of this Offer to Purchase.

If I accept the Offer, how will I get paid?

        If the Offer Conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Offeror and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. See Section 2—"Acceptance for Payment and Payment for Shares" and Section 3—"Procedures for Accepting the Offer and Tendering Shares" of this Offer to Purchase.

Until what time may I withdraw previously tendered Shares?

        You may withdraw some or all of the Shares that you previously tendered in our Offer at any time until the Expiration Date. In addition, if we have not made payment for your Shares by February 17, 2015, you may withdraw them at any time until payment is made. If you tendered your Shares by giving instructions to a broker or nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. This right to withdraw will not apply to any Subsequent Offering Period, if one is provided. If we accept your tendered Shares for payment upon the expiration of our Offer, however, you will no longer be able to withdraw them, unless we have not made payment by February 17, 2015. See Section 4—"Withdrawal Rights" of this Offer to Purchase.

How do I validly withdraw previously tendered Shares?

        To validly withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered your Shares by giving instructions to a broker or nominee, you must instruct your broker or nominee to arrange for the valid withdrawal of your Shares while you still have the right to withdraw Shares. See Section 4—"Withdrawal Rights" of this Offer to Purchase.

What is the Company Board's recommendation with respect to the Offer?

        We are conducting the Offer pursuant to the Merger Agreement, which has been approved by the Company Board. The Company Board has unanimously:

  •
  determined and declared advisable and in the best interest of the shareholders of the Company the Merger Agreement and the transactions contemplated thereby, including the Transactions;

  •
  approved the Offer and adopted and approved the Merger and the Merger Agreement;

  •
  resolved to recommend that the shareholders of the Company accept the Offer and adopt and approve the Merger Agreement and the Merger if such adoption and approval is required by applicable law; and

  •
  resolved to take all actions such that the requirements and restrictions set in Chapters 110C, 110D and 110F of the Massachusetts General Laws and any other "moratorium," "fair price," "business combination," "control share acquisition" or similar provision of any anti-takeover Law that may purport to be applicable will not apply with respect to or as a result of the Merger Agreement or the Transactions;

in each case on the terms and subject to the conditions of the Merger Agreement.

        Accordingly, the Company Board has unanimously recommended that the Company's shareholders accept the Offer, tender their Shares into the Offer and, to the extent required by applicable law, adopt the Merger Agreement. See the "Introduction" and Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company" of this Offer to Purchase. The full text of the recommendation and a more complete description of the Company Board's reasons for approving the Offer and the Merger will be set forth in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which has been filed with the SEC and is being mailed to the shareholders of the Company together with this Offer to Purchase.

Has the Company Board received a fairness opinion in connection with the Offer and the Merger?

        Yes. Berenson & Company, LLC (the "Company's Financial Advisor"), the financial advisor to the Company Board, has delivered to the Company Board its written opinion, dated December 12, 2014, to the effect that, as of such date and based on and subject to the matters stated in that opinion, the consideration to be received by shareholders pursuant to the Offer and the Merger Agreement is fair, from a financial point of view, to those shareholders. The full text of the Company's Financial Advisor's written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, will be included as an annex to the Schedule 14D-9. Shareholders are urged to read the full text of that opinion carefully and in its entirety.

What are the effects of the Offer and the Merger?

        If the Offer is completed and the Merger takes place, Parent will own all of the shares of the Surviving Corporation and all remaining shareholders of the Company (other than Parent and shareholders properly exercising appraisal rights and the Contribution Shareholders (as defined below)) will receive $10.20 (or any higher price per Share that is paid in the Offer) in cash per Share they previously held, without interest, and subject to deduction for any applicable withholding taxes. See the "Introduction" to this Offer to Purchase. Following the Merger, Parent may from time to time award future grants of incentive equity securities in the Surviving Corporation to the Surviving Corporation's

management ("Surviving Corporation Incentive Equity"). Except as described in Section 12—"Purpose of the Offer; Plans for the Company", as of the date of this Offer to Purchase, there was no agreement, arrangement or understanding between the Offeror, Parent or Fortress Credit Advisors, on the one hand, and any director or executive officer, on the other hand, in respect of Surviving Corporation Incentive Equity. However, as described in this Offer to Purchase, in connection with the Merger, the Contribution Shareholders have agreed to contribute the Contribution Shares to Parent after completion of the Offer pursuant to the Contribution, Non-Tender and Support Agreement. See Section 11—"The Merger Agreement and Other Agreements" in this Offer to Purchase.

        Fortress Credit Advisors, the Contribution Shareholders and any directors or employees of the Surviving Corporation that are granted Surviving Corporation Incentive Equity will, directly or indirectly, be the sole beneficiaries of the Surviving Corporation's future earnings and growth and will bear the risks of its ongoing operations (subject to grants of Surviving Corporation Incentive Equity).

        The Shares are currently registered under the Exchange Act, but such registration may be terminated upon the application of the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. We will terminate the registration of Shares under the Exchange Act immediately following the Merger, but we may seek to terminate such registration after the Expiration Date but before the Effective Time depending on a variety of factors, including the number of Shares tendered and expected consummation date for the Merger. The termination of registration of the Shares under the Exchange Act may substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain provisions of the Exchange Act inapplicable to the Company. In addition, the listing of the Shares on the NASDAQ is expected to be terminated at the same time the registration under the Exchange Act is terminated. Although we may not take any action to terminate the listing of the Shares on the NASDAQ prior to the Effective Time, the NASDAQ could take action to terminate the listing of the Shares if the Company ceases to satisfy applicable listing requirements. See Section 13—"Certain Effects of the Offer" of this Offer to Purchase.

Have any of the Company's executive officers or directors entered into any agreements, arrangements or understandings with Parent in connection with the Merger?

        Yes. In connection with the Merger, Richard F. Latour, the Company's President and Chief Executive Officer, James R. Jackson, Jr., its Senior Vice President and Chief Financial Officer, and Steven J. LaCreta, its Vice President, Legal and Vendor/Lessee Relations (collectively, the "Contribution Shareholders") have agreed to "roll-over" some of their Shares, in an aggregate amount of 258,675 Shares (the "Contribution Shares"), into the equity of Parent pursuant to a contribution, non-tender and support agreement (the "Contribution, Non-Tender and Support Agreement"). The Contribution Shares represent approximately 1.8% of the issued and outstanding Shares as of December 12, 2014 and 25.7% of the Shares collectively owned by the Contribution Shareholders in the aggregate. Contribution Shares that are "rolled over" into equity of Parent will then be owned by Parent and therefore will not be eligible to be converted into the right to receive the Offer Price if we complete the Merger. See Section 11—"The Merger Agreement and Other Agreements" of this Offer to Purchase and Section 14—"Certain Conditions of this Offer to Purchase."

        In addition, at Parent's request, concurrently with the execution and delivery of the Merger Agreement, each of Richard F. Latour, James R. Jackson, Jr., and Steven J. LaCreta entered into amended and restated employment agreements with the Company in order to continue their employment with the Company following the Merger on substantially the same economic terms as provided for in their existing agreements with the Company. The amended and restated employment agreements will become effective upon the completion of the Merger. See Section 11—"The Merger Agreement and Other Agreements" in this Offer to Purchase.

What is the Top-Up Option and when could it be exercised?

        The Company has granted us an irrevocable option (the "Top-Up Option"), which we may exercise, in whole and not in part, and only once, at any time prior to the fifth (5th) business day after the Acceptance Time or if any Subsequent Offering Period is provided, during the five (5) business day period following the expiration date of the Subsequent Offering Period. The Top-Up Option shall also terminate, if not exercised, upon the earlier to occur of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms. If we elect to exercise the Top-Up Option, we will purchase from the Company, at a price per Share equal to the Offer Price, the number of Shares that, when added to the number of Shares owned by the Offeror as of immediately prior to the exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares then outstanding (the "Top-Up Shares"); provided that the Top-Up Option may only be exercised (i) to the extent the aggregate number of Top-Up Shares does not exceed the aggregate number of authorized Shares at the time of exercise of the Top-Up Option which are not then outstanding and (ii) if the Offeror irrevocably commits upon acquisition of the Top-Up Shares to effect the Merger. Based on the Company's representations in the Merger Agreement relating to capitalization, there will be 9,509,432 Shares available for the Top-Up Option and, therefore, we must acquire at least 12,731,894 Shares or approximately 88.2% of the number of Shares outstanding in order for there to be sufficient authorized but unissued Shares for us to exercise the Top-Up Option and acquire one Share more than 90% of the number of Shares then outstanding.

        The purchase price per share for any Shares purchased by the Offeror under the Top-Up Option will be paid by means of (i) cash or (ii) a promissory note having a principal amount equal to the aggregate purchase price for such Shares, or by any combination of cash and such promissory note. We expect the promissory note would be cancelled in connection with the Merger. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting us to effect a "short-form" merger pursuant to the applicable provisions of the MBCA without a vote of the Company's shareholders at a time when the approval of the Merger at a meeting of the Company's shareholders would be assured in any case because of our control of at least two-thirds (66 2/3%) of the Shares following completion of the Offer. Although we currently expect to purchase Shares pursuant to the Top-Up Option to the extent necessary for this purpose, there can be no assurance that we will ultimately do so. See Section 11—"The Merger Agreement and Other Agreements" and Section 12—"Purpose of the Offer; Plans for the Company" of this Offer to Purchase.

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

        If, as a result of the Offer, the Top-Up Option or otherwise, we directly or indirectly own at least 90% of the issued and outstanding Shares, we intend to effect the Merger without prior notice to, or any action by, any other shareholder of the Company, without vote of the Company Board and in accordance with the terms of the Merger Agreement, if permitted to do so under the MBCA's "short-form" merger rules.

        However, if we are unable to effect a "short-form" merger pursuant to the MBCA for any reason, the Merger Agreement also contemplates the filing by the Company of a proxy statement to solicit proxies of holders of Shares to vote in favor of the adoption of the Merger Agreement at a meeting of the Company's shareholders. Following the clearance of any such proxy statement by the SEC, the Merger Agreement requires that the Company call, give notice of and hold a shareholders' meeting to adopt the Merger Agreement, where any such proxies can be voted. See Section 11—"The Merger Agreement and Other Agreements," and Section 12—"Purposes of the Offer; Plans for the Company" of this Offer to Purchase.

If you do not complete the Offer, will you nevertheless complete the Merger?

        No. None of the Offeror, Parent or the Company are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

Have any shareholders of the Company already agreed to tender their Shares into the Offer or to otherwise support the Offer?

        In order to induce us to enter into the Merger Agreement, Torrence C. Harder, Brian E. Boyle, Peter R. Bleyleben, Fritz von Mering and Alan Zakon, all of whom are members of the Company Board, entered into a tender and support agreement with the Offeror and Parent (the "Tender and Support Agreement") concurrent with the execution and delivery of the Merger Agreement. Such shareholders beneficially own 5,014,674 Shares that are eligible to be tendered into the Offer, which represent, in the aggregate, approximately 34.7% of the Shares outstanding on December 12, 2014, the date of the Merger Agreement. Subject to the terms and conditions of the Tender and Support Agreement, such shareholders agreed, among other things, to tender their Shares in the Offer and, if required, to vote their Shares in favor of adoption of the Merger Agreement.

        Also in connection with the Merger, the Contribution Shareholders entered into the Contribution, Non-Tender and Support Agreement. Subject to the terms and conditions of the Contribution, Non-Tender and Support Agreement, the Contribution Shareholders have agreed to become limited partners of Parent and to transfer and contribute, in the aggregate, 258,675 Shares beneficially owned by the Contribution Shareholders to Parent as the Contribution Shares. The Contribution Shares represent approximately 1.8% of the issued and outstanding Shares and approximately 25.7% of the Shares owned by the Contribution Shareholders in the aggregate, in each case, as of December 12, 2014. The Contribution Shareholders have agreed to refrain from tendering the remainder of their Shares into the Offer and otherwise to support the Merger and the Transactions. Contribution Shares that are "rolled over" into equity of Parent will then be owned by Parent and therefore will not be eligible to be converted into the right to receive the Merger Consideration if we complete the Merger.

        See Section 11—"The Merger Agreement and Other Agreements" of this Offer to Purchase.

If I object to the Offer Price, will I have appraisal rights?

        You do not have appraisal rights as a result of the Offer.

        Moreover, you may not have appraisal rights if the Merger is consummated following consummation of the Offer. Section 13.02(a)(1) of the MBCA generally provides that shareholders of a Massachusetts corporation are entitled to appraisal rights and to obtain payment of the fair value of their shares in the event of a merger, but contains an exception for transactions where cash is the sole consideration received by the shareholders and certain other conditions are met. We believe such exception applies. In addition, Section 13.02 of the MBCA has not yet been the subject of judicial interpretation. In the event of the Merger, any Company shareholder believing it is entitled to appraisal rights and to obtain payment of the fair value of its Shares and wishing to perfect such rights should carefully review Sections 13.01 through 13.31 of Part 13 of the MBCA, which set forth the procedures to be complied with in perfecting any such rights. Failure to strictly comply with the procedures set forth in Part 13 of the MBCA may result in the loss of any such rights to which such shareholder otherwise may be entitled. In light of the complexity of Part 13 of the MBCA, any Company shareholders wishing to pursue such rights with respect to the Merger should consult their legal advisors. See Section 12—"Purpose of the Offer; Plans for the Company" of this Offer to Purchase.

If I decide not to tender my Shares in your Offer, how will the completion of the Merger affect my Shares?

        If we accept Shares for payment pursuant to our Offer, but you do not tender your Shares in our Offer, and the Merger takes place, your Shares will be cancelled and converted into the right to receive the same amount of cash that you would have received had you tendered your Shares in the Offer, without interest and subject to deduction for any applicable withholding taxes. Therefore, if the Merger takes place, the difference to you between tendering your Shares and not tendering your Shares is that you may be paid earlier if you tender your Shares. See Section 11—"The Merger Agreement and Other Agreements" and Section 13—"Certain Effects of the Offer" of this Offer to Purchase.

If I tender my Shares into your Offer, will I still receive the quarterly dividend that the Company has historically paid?

        The Company presently intends, subject to approval of the Company Board at the time, to declare the Dividend (as defined in Section 11—"The Merger Agreement and Other Agreements") with a record date on or prior to January 12, 2015. The Dividend would be paid not later than the scheduled Acceptance Time to holders of Shares as of the record date, which means that if you tender your Shares (whether before or after the record date), you would still receive the Dividend. The Company is not permitted to pay any dividends other than the Dividend.

What are your plans for the Company after the Merger?

        We expect that, following consummation of the Merger and the other transactions contemplated by the Merger Agreement, the operations of the Surviving Corporation will be conducted substantially as they currently are being conducted. We do not have any current intentions, plans or proposals to cause any material changes in the Surviving Corporation's business, other than in connection with the Company's current strategic planning.

        Nevertheless, Parent and the management and/or the board of directors of the Surviving Corporation may initiate a review of the Surviving Corporation to determine what changes, if any, would be desirable following the Offer and the Merger to enhance the business and operations of the Surviving Corporation and may cause the Surviving Corporation to engage in certain extraordinary corporate transactions, such as reorganizations, mergers or sales or purchases of assets, if the management and/or board of directors of the Surviving Corporation decide that such transactions are in the best interest of the Surviving Corporation upon such review. See Section 12—"Purpose of the Offer; Plans for the Company" of this Offer to Purchase.

If you successfully complete your Offer, what will happen to the Company Board?

        If the Offeror accepts Shares for payment, Parent will become entitled to designate immediately such number of directors on the Company Board (the "Offeror Designees"), rounded up to the next whole number, as will give the Offeror representation on the Company Board equal to (x) the product of the total number of members on the Company Board (after giving effect to the directors elected pursuant to this sentence and any director resignations pursuant to the applicable provision of the Merger Agreement) multiplied by (y) the percentage that (A) the number of Shares beneficially owned by Parent or the Offeror at such time (including Shares accepted for payment), together with the Contribution Shares bears to (B) the total number of Shares then outstanding; provided that in no event shall the Offeror Designees constitute less than a majority of the Company Board. Upon request of Parent or the Offeror, the Company must use its best efforts to promptly (and in any event within one (1) business day) either increase the size of the Company Board (including by amending the by-laws of the Company, if necessary) or to secure the resignations of such number of the Company's incumbent directors, or both, as necessary to enable the Offeror Designees to be so elected or appointed to the Company Board, and the Company shall take all actions available to effect the foregoing, in accordance with Section 14(f) of the Exchange Act, Rule 14f-1 promulgated thereunder and the applicable NASDAQ rules and regulations. At such time, the Company shall promptly, if requested by the Offeror, and subject to applicable law and NASDAQ listing standards, also take all action necessary to cause persons designated by the Offeror to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each of the subsidiaries of the Company and (iii) each committee (or similar body) of each such board. Notwithstanding the foregoing, three members of the Company Board shall, at all times before the Effective Time, be directors of the Company who were directors of the Company on December 13, 2014 and who otherwise qualify as "independent directors" pursuant to NASDAQ Listing Rule 5605(a)(2) and Rule 14d-10(d)(2) of the Exchange Act (the "Continuing Directors"); provided that if there shall be in office less than three Continuing Directors for any reason, the Company Board shall cause the person designated by the remaining Continuing Directors to fill such vacancy, which designee shall be deemed to be a Continuing Director.

        From and after the time that the Offeror Designees are elected or appointed to the Company Board and before the Effective Time, subject to the terms of the Merger Agreement, the approval of a majority of the Continuing Directors shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of Company, including any action by any other director of the Company, shall be required to authorize) (i) any termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement by the Company, (iii) any decrease in or change of form of the Merger Consideration, (iv) any extension of time for performance of any obligation or action under the Merger Agreement by Parent or the Offeror, (v) any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, (vi) any determination that could reasonably be expected to adversely affect the receipt of the Merger Consideration by the holders of Shares (other than Parent and the Offeror) or (vii) any amendment to Company's articles of organization or by-laws. The Continuing Directors shall have the authority to retain counsel (which may include current counsel to the Company), at the Company's reasonable expense, as determined appropriate by the Continuing Directors for the purpose of fulfilling their obligations under the Merger Agreement. See Section 11—"The Merger Agreement and Other Agreements" of this Offer to Purchase.

What is the market value of my Shares as of a recent date?

        On December 12, 2014, the last trading day before public announcement of the execution of the Merger Agreement, the closing price of the Shares on the NASDAQ was $8.30 per share. The Offer Price of $10.20 per Share represents a premium of approximately 22.9% over the closing price of the Shares on December 12, a 19.9% premium to $8.51, the average closing price of the Shares for the 30 calendar day period prior to the announcement of the transaction, and a 22.0% premium to $8.36, the average closing price of the Shares for the 90 calendar day period prior to announcement of the transaction. We advise you to obtain a recent quotation for Shares when deciding whether to tender your Shares in our Offer. See Section 6—"Price Range of Shares; Dividends" of this Offer to Purchase.

What are the United States federal income tax consequences of the Offer and the Merger?

        If you are a United States Stockholder (as defined in Section 5—"Certain United States Federal Income Tax Consequences"), the receipt of cash by you in exchange for your Shares pursuant to the Offer or in exchange for your Shares pursuant to the Merger generally will be a taxable transaction for United States federal income tax purposes.

        If you are a Non-United States Stockholder (as defined in Section 5—"Certain United States Federal Income Tax Consequences"), you may be subject to United States federal income tax on any gain recognized by you upon the exchange of your Shares pursuant to the Offer or in exchange for your Shares pursuant to the Merger, if you are engaged in a trade or business in the United States or are an individual present in the United States for 183 days or more during the taxable year of the exchange. See Section 5—"Certain United States Federal Income Tax Consequences" of this Offer to Purchase.

        You should consult your own tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer or exchanging your Shares pursuant to the Merger in light of your particular circumstances, including the consequences under any applicable state, local, or foreign or other tax laws.

What will happen to my Restricted Stock Units in the Offer?

        Each Restricted Stock Unit that is outstanding immediately prior to the Effective Time will, if not already vested, automatically vest in connection with the Merger and, at the Effective Time, each such Restricted Stock Unit will be cancelled, terminated and converted into the right to receive the Merger Consideration. See the Section 1—"Terms of the Offer," Section 7—"Certain Information Concerning the Company," and Section 11—"The Merger Agreement and Other Agreements" of this Offer to Purchase.

Who should I talk to if I have questions about the Offer?

        You may call the Information Agent at (800) 322-2885 (toll free). See the back cover of this Offer to Purchase.

To the Holders of Shares of
Common Stock of the Company

INTRODUCTION

        MF Merger Sub Corp. (the "Offeror"), is a Massachusetts corporation and a wholly owned subsidiary of MF Parent LP, a Delaware limited partnership ("Parent"). Parent is managed by its general partner, MF Investor GP LLC, a Delaware limited liability company ("MF GP"). MF GP is owned, directly or indirectly, by investment funds (the "Investment Funds") managed within the Credit Funds business of Fortress Investment Group LLC (listed on the NYSE under the symbol "FIG"), a leading global investment management firm ("FIG"). Fortress Credit Advisors LLC, an affiliate of FIG ("Fortress Credit Advisors"), serves as an investment manager for each of the Investment Funds. As described in the Offer to Purchase, certain of the Investment Funds have committed to provide funding for the consideration to be paid in the Offer and the Merger (each as defined herein) and to pay certain fees and expenses in connection therewith. The Offeror, Parent and Fortress Credit Advisors, each as co-bidders hereunder, hereby offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of MicroFinancial Incorporated, a Massachusetts corporation (the "Company"), at a price of $10.20 per Share, net to the seller in cash (the "Offer Price"), without interest and subject to deduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Offer and the withdrawal rights will expire at 5:00 p.m., Eastern time, on Wednesday, January 21, 2015, unless the Offer is extended (the latest time and date on which the Offer expires, as it may be extended by the Offeror in accordance with the Merger Agreement, the "Expiration Date").

        The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 13, 2014 (the "Merger Agreement"), by and among Parent, the Offeror and the Company. The Merger Agreement provides, among other things, subject to the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement (including the successful completion of the Offer) and in accordance with the relevant provisions of the Massachusetts Business Corporation Act (the "MBCA"), that the Offeror will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation"), wholly owned by Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned (i) by Parent, the Offeror, the Company or any of their respective wholly-owned subsidiaries, including the Contribution Shares and (ii) by shareholders who properly exercise their appraisal rights, if applicable), will be cancelled and converted into the right to receive the Offer Price in cash, without interest and subject to deduction for any applicable withholding taxes (the "Merger Consideration"). Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for the Shares. See Section 11—"The Merger Agreement and Other Agreements" of this Offer to Purchase.

        Because the Contribution Shares will be owned by Parent, they will not be eligible to be converted into the right to receive the Merger Consideration if we complete the Merger.

        The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition (as defined in Section 14—"Certain Conditions to the Offer"). Based on the Company's representations in the Merger Agreement relating to capitalization and assuming that no Shares are issued after December 13, 2014, except as permitted or required by the terms of the Merger Agreement, the Minimum Condition (as defined in Section 14—"Certain Conditions to the Offer") would be satisfied if at least 10,032,210 Shares are validly tendered and not validly withdrawn prior to the Expiration Date. The Offer is also subject to certain other conditions contained in this Offer to Purchase. See Section 1—"Terms of the Offer," and Section 7—"Certain Information Concerning the Company" of this Offer to Purchase. Also see Section 14—"Certain Conditions of the Offer" which sets forth in full the conditions to the Offer.

        Under the Merger Agreement, the Company has granted the Offeror the Top-Up Option, which the Offeror may exercise in certain circumstances following the consummation of the Offer to purchase additional Shares of newly issued Common Stock, such that following such purchase the Offeror and its affiliates would own one Share more than 90% of the total Shares that would be outstanding immediately after such issuance. If the Offeror acquires at least 90% of the issued and outstanding Shares in the Offer (including pursuant to the Top-Up Option), the Offeror may consummate the Merger under the MBCA without a shareholders meeting and without action by the Company's shareholders. Based on the Company's representations in the Merger Agreement relating to capitalization, there will be 9,509,432 Shares available for the Top-Up Option and, therefore, we must acquire at least 12,731,894 Shares or approximately 88.2% of the number of Shares outstanding in order for there to be sufficient authorized but unissued Shares for us to exercise the Top-Up Option and acquire one Share more than 90% of the number of Shares then outstanding. See Section 11—"The Merger Agreement and Other Agreements" and Section 12—"Purpose of the Offer; Plans for the Company" of this Offer to Purchase.

        After careful consideration, the board of directors of the Company (the "Company Board") has unanimously (i) determined and declared advisable and in the best interest of the shareholders of the Company the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the "Transactions"), (ii) approved the Offer and adopted and approved the Merger and the Merger Agreement, (iii) resolved to recommend that the shareholders of the Company accept the Offer and adopt and approve the Merger Agreement and the Merger if such adoption and approval is required by applicable law and (iv) resolved to take all actions such that the requirements and restrictions set forth in Chapters 110C, 110D and 110F of the Massachusetts General Laws and any other "moratorium," "fair price," "business combination," "control share acquisition" or similar provision of any anti-takeover law that may purport to be applicable will not apply with respect to or as a result of the Merger Agreement or the Transactions. The full text of the recommendation and a more complete description of the Company Board's reasons for approving the Offer and the Merger is set forth in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which has been filed with the SEC and is being mailed concurrently with this Offer to Purchase.

        The Company's Financial Advisor has delivered to the Company Board its written opinion, dated as of December 12, 2014, to the effect that, as of such date and based on and subject to the matters stated in that opinion, the consideration to be received by shareholders pursuant to the Offer and the Merger Agreement is fair, from a financial point of view, to those shareholders. The full text of the written opinion of the Company's Financial Advisor, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, has been included as an annex to the Schedule 14D-9. Shareholders are urged to read the full text of that opinion carefully and in its entirety.

        This Offer to Purchase and the related Letter of Transmittal contain important information about the Offer and should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.     Terms of the Offer.

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment) and the Merger Agreement, the

Offeror will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4—"Withdrawal Rights."

        The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. The Offer is also subject to certain other conditions contained in this Offer to Purchase. See Section 14—"Certain Conditions of the Offer" which sets forth in full the conditions to the Offer.

        Subject to the provisions of the Merger Agreement, the Offeror has expressly reserved the right to waive any of the Offer Conditions, in its sole discretion, provided that without prior consent of the Company, the Offer cannot (i) change the form of consideration payable in the Offer, (ii) reduce the Offer Price or the number of Shares subject to the Offer, (iii) extend the Expiration Date of the Offer (except as required or permitted by the other provisions of this Offer to Purchase), (iv) waive or amend the Minimum Condition, (v) impose additional Offer Conditions, (vi) modify or amend any of the Offer Conditions in a manner adverse to the holders of the Shares or (vii) otherwise amend the Offer in any manner materially adverse to holders of the Shares.

        If, on or before the Expiration Date, the Offeror increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of such increase in consideration.

        The Merger Agreement provides, among other things, that if prior to the Effective Time, there shall occur any change in the outstanding Shares, including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of Shares, or any stock dividend thereon, the Offer Price and Merger Consideration (as applicable) and any other amounts payable pursuant to the Merger Agreement shall be appropriately and proportionately adjusted to reflect the effects of such change.

        If, by the Expiration Date, any or all of the Offer Conditions have not been satisfied or waived, the Offeror expressly reserves the right, in its sole discretion, to (i) terminate the Offer and return all tendered Shares to tendering shareholders, (ii) waive all of the unsatisfied conditions (except for the minimum condition) in whole or in part and, subject to any required extension, purchase all Shares validly tendered at or prior to the Expiration Date and not validly withdrawn, (iii) extend the Offer and, subject to the right of shareholders to withdraw Shares until the new Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as extended or (iv) otherwise amend the Offer in any respect (in each case, in accordance with the terms of the Offer and the Merger Agreement, and subject to the applicable rules and regulations of the SEC) in each case by giving oral or written notice of such delay, extension, termination, waiver or amendment to the Depositary and by making public announcement thereof. The rights reserved by the Offeror in this paragraph are in addition to the Offeror's rights pursuant to Section 14—"Certain Conditions of the Offer."

        In accordance with the terms of the Offer and the Merger Agreement, and subject to the applicable rules and regulations of the SEC, we may, and in certain instances are required to, extend the Offer at any time and from time to time. Under the terms of the Merger Agreement:

  •
  if, on the initial expiration date of the Offer or upon expiration of any Subsequent Offering Period, any Offer Condition is not satisfied and has not been waived, we must extend the Offer on one or more occasions in consecutive increments of up to ten (10) business days each (or such longer period as Parent, the Offeror and the Company may agree), until such time as all Offer Conditions are satisfied; and

  •
  we must extend the Offer for a period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer;

provided that (A) we are not required to extend the Offer beyond the Outside Date or termination of the Merger Agreement and (B) if, on the initial expiration date of the Offer or upon the expiration of any Subsequent Offering Period, all of the Offer Conditions except for the Minimum Condition are satisfied or have been waived, the Company may require us to extend the Offer for an additional period of up to ten (10) business days in the aggregate, and we may extend the Offer for one or more additional periods not to exceed, in the aggregate, twenty (20) business days.

        The Merger Agreement also provides that the Offeror may, without consent of the Company, elect to provide one or more Subsequent Offering Periods for the Offer in accordance with Rule 14d-11 of the Exchange Act following its acceptance for payment of Shares in the Offer. If immediately following the Acceptance Time, Parent, the Offeror and their respective subsidiaries beneficially own more than 70% but less than 90% of the Shares outstanding at that time (which Shares beneficially owned shall include Shares tendered in the Offer but not validly withdrawn), to the extent reasonably requested by the Company, the Offeror shall provide for a Subsequent Offering Period of up to five (5) business days. A "Subsequent Offering Period" is an additional period of time from three to 20 business days in length, beginning after the time the Offeror accepts Shares for payment pursuant to the Offer (the "Acceptance Time"), during which time shareholders may tender, but not withdraw, their Shares and receive the Offer Price. Rule 14d-11 provides that the Offeror may include a Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are deemed satisfied or waived by the Offeror on or before the Expiration Date, (iii) the Offeror accepts and promptly pays for all Shares tendered during the Offer, (iv) the Offeror announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m. Eastern time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, and (v) the Offeror immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. In addition, the Offeror may extend the initial Subsequent Offering Period, if any, by any period or periods, provided that the Subsequent Offering Period (including extensions thereof) remains open for an aggregate of no more than 20 business days. The Offeror does not currently intend to provide a Subsequent Offering Period in the Offer, although it reserves the right to do so. In the event that the Offeror elects to provide or extend a Subsequent Offering Period, it will provide a public announcement thereof on the next business day after the previously scheduled Expiration Date or the previously scheduled termination of the Subsequent Offering Period, as applicable. The procedures for guaranteed delivery described in Section 3—"Procedures for Accepting the Offer and Tendering Shares" may not be used during any Subsequent Offering Period.

        Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes, and Rule 14e-1 under the Exchange Act) and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. For purposes of the Offer, "business day" means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period between 12:01 a.m. and 12:00 midnight Eastern time.

        If the Offeror extends the Offer or if the Offeror is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason (whether before or after its acceptance for payment of Shares), then, without prejudice to the Offeror's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Offeror, and such Shares may not be validly withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 4—"Withdrawal Rights." However, the ability of the Offeror to delay the payment for Shares that the Offeror has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder's offer.

        If the Offeror makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Offeror will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC's view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to shareholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, the Offeror decreases the number of Shares being sought or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such tenth business day.

        The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment.

        The Company's transfer agent, American Stock Transfer & Trust Company, LLC (the "Transfer Agent"), has provided the Offeror with the Company's shareholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company or the Transfer Agent, for the purpose of disseminating the Offer to holders of the Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of the Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing. The Schedule 14D-9 is being mailed to the shareholders of the Company together with this Offer to Purchase.

2.     Acceptance for Payment and Payment for Shares.

        In accordance with the terms of the Merger Agreement, and subject to the applicable rules and regulations of the SEC, upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the Offer Conditions, the Offeror will accept for payment and will pay for all Shares validly tendered at or prior to the Expiration Date and not validly withdrawn pursuant to the Offer, promptly after the Expiration Date. If it provides for a Subsequent Offering Period, the Offeror will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. Subject to the Merger Agreement and compliance with applicable rules of the SEC (including Rule 14e-1(c) under the Exchange Act), the Offeror expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals, or otherwise in order to comply in whole or in part with any other applicable law.

        In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) if Shares to be tendered are certificated, the share certificates evidencing such Shares (the "Share Certificates") or if Shares to be tendered are held in book-entry form through The Depository Trust Company (the "Book-Entry Transfer Facility") timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the appropriate set of procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares," (ii) the appropriate Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer at the Book-Entry Transfer Facility, an Agent's Message (as defined below) in lieu of a Letter of Transmittal and (iii) any other documents required by the appropriate Letter of Transmittal, if any. Accordingly, tendering shareholders may be paid at different times depending upon when Letters of Transmittal, Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

        The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Offeror may enforce such agreement against such participant.

        For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when the Offeror gives oral or written notice to the Depositary of the Offeror's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Offeror and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Offeror's obligation to make such payment shall be satisfied, and tendering shareholders must thereafter look solely to the Depositary for payments of amounts owed to them by reason of acceptance for payment of Shares pursuant to the Offer. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Offeror is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Offeror's rights under the Offer hereof, the Depositary may, nevertheless, on behalf of the Offeror, retain tendered Shares, and such Shares may not be validly withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4—"Withdrawal Rights" and as otherwise required by Rule 14e-1(c) under the Exchange Act.

        Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

        If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the appropriate set of procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at the Book-Entry Transfer Facility, promptly following the expiration or termination of the Offer.

        If, prior to the Expiration Date, the Offeror increases the Offer Price, the Offeror will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

        Parent and the Offeror reserve the right to transfer or assign, in their sole discretion, any or all of their rights, interests and obligations under the Merger Agreement to any of their affiliates or subsidiaries or to any financing source for security purposes, including the right of the Offeror to purchase all or any portion of the Shares tendered in the Offer, but any assignment will not relieve the assigning party of its obligations under the Merger Agreement and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.     Procedures for Accepting the Offer and Tendering Shares.

        Valid Tenders.    In order for a shareholder to validly to tender Shares pursuant to the Offer, either (i) the appropriate Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer of Shares held through the Book-Entry Transfer Facility, an Agent's Message in lieu of a Letter of Transmittal), and any other documents required by the appropriate Letter of Transmittal, if any, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and if Shares to be tendered are certificated, the Share Certificates evidencing tendered Shares must be received by the Depositary at such address, or if Shares to be tendered are held in book-entry form through the Book-Entry Transfer Facility, such Shares must be tendered pursuant to the appropriate set of procedures for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

        Book-Entry Transfer of Shares held through the Book-Entry Transfer Facility.    The Depositary will establish an account or accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, if any, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or the tendering shareholder must comply with the guaranteed delivery procedure described below.

        Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

        For Shares to be validly tendered during any Subsequent Offering Period, the tendering shareholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

        Signature Guarantees on the Letter of Transmittal.    No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each an "Eligible Institution" and, collectively, "Eligible Institutions"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or any certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on certificate, with the signature(s) on such certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. If the Letter of Transmittal or stock powers are signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Offeror, proper evidence satisfactory to the Offeror of their authority to so act must be submitted. See Instructions 1 and 5 of the Letter of Transmittal.

        Guaranteed Delivery.    If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder's Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the appropriate set of procedures for delivery by book-entry transfer to the Book-Entry Transfer Facility on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

  (i)
  such tender is made by or through an Eligible Institution;

  (ii)
  a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Offeror, is received prior to the Expiration Date by the Depositary as provided below; and

  (iii)
  the Share Certificates (or if Shares to be tendered are held through the Book-Entry Transfer Facility a Book-Entry Confirmation) evidencing all tendered Shares in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer of Shares held through the Book-Entry Transfer Facility, an Agent's Message), and any other documents required by the Letter of Transmittal, if any, are received by the Depositary within three (3) NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

        The Notice of Guaranteed Delivery may be transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Offeror. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility. The procedures for guaranteed delivery above may not be used during any Subsequent Offering Period.

        In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, if any, or an Agent's Message in the case of a book-entry transfer for Shares held through the Book-Entry Transfer Facility.

        The method of delivery of Share Certificates, the appropriate Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer for Shares held through the Book-Entry Transfer Facility, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder's acceptance of the Offer, as well as the tendering shareholder's representation and warranty that such shareholder has the full power and authority to tender, sell, transfer and assign the Shares tendered, as specified in the Letter of Transmittal (and any and all other Shares or other securities issued or issuable in respect of such Shares), and that when the Offeror accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The Offeror's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Offeror upon the terms and subject to the conditions of the Offer.

        Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Offeror in its reasonable discretion. The Offeror reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Offeror also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Offeror. None of the Offeror, Parent, Fortress Credit Advisors, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Any determinations made by us with respect to the terms and conditions of the Offer may be challenged by the Company's shareholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

        Appointment.    By executing the appropriate Letter of Transmittal (or delivering an Agent's Message) as set forth above, the tendering shareholder will irrevocably appoint designees of the Offeror, and each of them, as such shareholder's attorneys-in-fact and proxies in the manner set forth in the appropriate Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Offeror and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Offeror accepts for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective) with respect thereto. Each designee of the Offeror will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company's shareholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. The Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Acceptance Time, the Offeror must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of shareholders.

        Backup Withholding.    Payments made to shareholders in the Offer or the Merger generally will be subject to information reporting and may be subject to a backup withholding tax (currently at a rate of 28%). To avoid backup withholding, United States Shareholders (as defined in Section 5—"Certain United States Federal Income Tax Consequences") that do not otherwise establish an exemption should complete and return IRS Form W-9 included in the Letter of Transmittal, certifying that such shareholder is a United States person within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code"), the taxpayer identification number provided is correct, and that such shareholder is not subject to backup withholding. Non-United States Shareholders (as defined in Section 5—"Certain United States Federal Income Tax Consequences") should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Non-United States Shareholders should consult their own tax advisors to determine which IRS Form W-8 is appropriate.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a shareholder's United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the Internal Revenue Service. See Instruction 8 of the Letter of Transmittal.

4.     Withdrawal Rights.

        Tenders of Shares made pursuant to the Offer may be validly withdrawn at any time prior to the Expiration Date (as it may be extended from time to time), and are otherwise irrevocable. However, if we have not made payment for your Shares by February 17, 2015, you may withdraw them at any time until payment is made.

        For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the appropriate set of procedures for book-entry transfer as set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares," any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility or at the Transfer Agent, as applicable, to be credited with the withdrawn Shares.

        If the Offeror extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Offeror's rights under the Offer or the Company's rights under the Merger Agreement, the Depositary may, nevertheless, on behalf of the Offeror, retain tendered Shares, and such Shares may not be validly withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein, subject to Rule 14e-1(c) under the Exchange Act. Any such delay will be accompanied by an extension of the Offer to the extent required by law. Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, validly withdrawn Shares may be retendered at any time prior to the Expiration Date or during the Subsequent Offering Period (if any) by following the appropriate set of procedures described in Section 3—"Procedures for Accepting the Offer and Tendering Shares" (except that Shares may not be retendered using the procedures for guaranteed delivery during any Subsequent Offering Period).

        We do not currently intend to provide a Subsequent Offering Period following the Offer. In the event that we subsequently elect to provide a Subsequent Offering Period, no withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—"Terms of the Offer" of this Offer to Purchase.

        All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offeror, in its sole discretion, whose determination will be final and binding. None of the Offeror, Parent, Fortress Credit Advisors, the Company, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.     Certain United States Federal Income Tax Consequences.

        The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to shareholders whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive the Merger Consideration. It does not address tax consequences applicable to holders of Restricted Stock Units or to persons who may receive Surviving Corporation Incentive Equity. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or non-United States jurisdiction and does not consider the federal tax on net investment income or any other aspects of United States federal tax law other than income taxation. The discussion is based on current provisions of the Code, existing, proposed and temporary regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to shareholders in whose hands Shares are capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not apply to Shares received as compensation, or to certain types of shareholders (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partnerships, S corporations or other pass-through entities, mutual funds, real estate investment trusts, expatriates, controlled foreign corporations, passive foreign investment companies, or shareholders holding Shares that are part of a straddle, hedging, constructive sale, or conversion transaction) who may be subject to special rules, and each such shareholder should consult his or her tax advisor to determine the particular tax effects of the Offer and the Merger on such shareholder.

        For purposes of this summary, the term "United States Stockholder" means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (x) a United States court is able to exercise primary supervision over the trust's administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust's substantial decisions or (y) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. For the purposes of this summary, the term "Non-United

States Stockholder" means a beneficial owner of Shares that, for United States federal income tax purposes, is an individual, corporation, estate or trust that is not a United States Stockholder.

        If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their own tax advisors regarding the tax consequences of tendering Shares in the Offer or receiving cash in exchange for Shares in the Merger.

        The discussion set out below is intended only as a summary of certain United States federal income tax consequences to a holder of Shares. Because individual circumstances may differ, each shareholder should consult his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares including the application and effect of the alternative minimum tax, the net investment income tax and any state, local and foreign tax laws and of changes in such laws.

        Consequences to United States Shareholders.    The exchange of Shares for cash pursuant to the Offer or for cash pursuant to the Merger, will be a taxable transaction for United States federal income tax purposes. In general, a United States Stockholder who exchanges Shares for cash pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and such United States Stockholder's adjusted tax basis in the Shares exchanged or sold pursuant to the Offer or the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss provided that a United States Stockholder's holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gain recognized by a non-corporate United States Stockholder generally is taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations.

        Consequences to Non-United States Shareholders.    Except as described in the discussion in the Summary Term Sheet and Section 3—"Procedures for Accepting the Offer and Tendering Shares," a Non-United States Stockholder generally will not be subject to United States federal income tax, including withholding tax, in connection with the exchange of Shares for cash pursuant to the Offer or of Shares for cash pursuant to the Merger, unless:

  •
  any gain is effectively connected with the Non-United States Stockholder's conduct of a trade or business within the United States and, if subject to an applicable tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-United States Stockholder in the United States;

  •
  in the case of an individual, the Non-United States Stockholder has been present in the United States for at least 183 days or more in the taxable year of disposition (and certain other conditions are satisfied); or

  •
  the Company is or has been a "United States real property holding corporation" ("USRPHC"), for United States federal income tax purposes, at any time during the shorter of the five (5) year period ending on the date of the disposition or the Non-United States Stockholder's holding period for its Shares and, if Shares are "regularly traded on an established securities market," the Non-United States Stockholder held, directly or indirectly, at any time during such period, more than five percent (5%) of the issued and outstanding Shares.

        Income that is effectively connected with the conduct of a United States trade or business by a Non-United States Stockholder generally will be subject to regular United States federal income tax in the same manner as if it were realized by a United States Stockholder. In addition, if such Non-United

States Stockholder is a corporation, any effectively connected earnings and profits (subject to adjustments) may be subject to a branch profits tax at a rate of 30% (or such lower rate as is provided by an applicable income tax treaty).

        If an individual Non-United States Stockholder is present in the United States for at least 183 days during the taxable year of disposition, the Non-United States Stockholder may be subject to a flat 30% tax (or a lower applicable treaty rate) on any United States-source gain derived from the sale, exchange, or other taxable disposition of Shares (other than gain effectively connected with a United States trade or business), which may be offset by United States-source capital losses.

        We do not believe that the Company should be treated as a USRPHC. Even if the Company were to be treated as a USRPHC, so long as the Common Stock is considered to be "regularly traded on an established securities market" at any time during the calendar year, a Non-United States Stockholder generally will not be subject to tax on any gain recognized on the exchange of Shares pursuant to the Offer or of Shares pursuant to the Merger, unless the Non-United States Stockholder owned (actually or constructively) more than five percent (5%) of the total outstanding Shares at any time during the applicable period described in the third bullet point above.

        Backup Withholding.    A shareholder whose Shares are exchanged in the Offer or whose Shares are exchanged in the Merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—"Procedures for Accepting the Offer and Tendering Shares" of this Offer to Purchase.

6.     Price Range of Shares; Dividends.

        The Shares are traded on the NASDAQ under the symbol "MFI". Shares have been listed on the NASDAQ since February 15, 2008. The following table sets forth, for the periods indicated, the high and low sale prices per Share on the NASDAQ.

	Common Stock
	Price
	High	Low	Dividends
Fiscal Year 2012
Fourth Quarter	$9.48	$6.51	$0.06
Fiscal Year 2013
First Quarter	$8.80	$6.66	$0.06
Second Quarter	$8.58	$6.77	$0.06
Third Quarter	$9.30	$7.47	$0.06
Fourth Quarter	$9.05	$7.77	$0.07
Fiscal Year 2014
First Quarter	$9.14	$7.56	$0.07
Second Quarter	$8.39	$7.51	$0.07
Third Quarter	$8.45	$7.40	$0.07

        On December 12, 2014, the last trading day before public announcement of the execution of the Merger Agreement, the closing price of the Shares on the NASDAQ was $8.30 per Share; therefore, the Offer Price of $10.20 per share represents a premium of approximately 22.9% over the closing price of Shares on December 12, a 19.9% premium to $8.51, the average closing price of the Shares for the 30 calendar day period prior to the announcement of the transaction, and a 22.0% premium to $8.36, the average closing price of the Shares for the 90 calendar day period prior to announcement of the transaction.

7.     Certain Information Concerning the Company.

        Except for information regarding the Company's capitalization, with respect to which the Company made certain representations and warranties to us directly pursuant to the Merger Agreement, the information concerning the Company contained in this Offer to Purchase has been taken from or based upon documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue.

  General.

        The following description of the Company and its business has been taken from the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2013, and is qualified in its entirety by reference to such Company Form 10-K:

        The Company is a Massachusetts corporation with principal executive offices located at 16 New England Executive Park, Suite 200, Burlington, MA. The telephone number of the Company at the location of its principal executive offices is (781) 994-4800. According to its Quarterly Report on Form 10-Q for the nine month period ended September 30, 2014, the Company operates primarily through two wholly-owned subsidiaries, TimePayment Corp. ("TimePayment") and LeaseComm Corporation ("LeaseComm"). TimePayment is a specialized commercial/consumer finance company that leases and rents equipment and provides other financing services, with a primary focus on the "microticket" market. LeaseComm originated leases from January 1986 through October 2002, and continues to service its remaining contract portfolio. TimePayment commenced originating leases in July 2004, and began acquiring security monitoring service contracts in the second quarter of 2012. The Company primarily sources its originations through a nationwide network of independent equipment vendors, sales organizations and other dealer-based origination networks, and funds its operations through cash provided by operating activities and borrowings under its revolving line of credit.

        Capitalization.    The Company has advised Parent and the Offeror that, as of December 12, 2014, (a) 14,433,154 Shares were issued and outstanding, (b) no Shares or shares of the Company's preferred stock, par value $0.01 per share (the "Preferred Stock") were held by the Company in its treasury, (c) 494,147 Shares were reserved for future issuance under the Company Stock Plan, (d) 433,028 Shares were reserved for issuance upon exercise of outstanding options to purchase Shares issued under the Company Stock Plan (the "Stock Options"), (e) 130,239 Shares were reserved for issuance upon settlement of outstanding awards of restricted stock units for Shares issued under the Company Stock Plan ("Restricted Stock Units") and (f) no shares of the Preferred Stock were issued or outstanding. At the close of business on December 12, 2014, there are no other shares of the Company's capital stock or any securities valued by reference to or convertible into or exchangeable or exercisable for any shares of its capital stock outstanding. Neither the Offeror nor Parent currently beneficially owns any Shares. The Offeror expects that there will be 258,675 Contribution Shares. The "Company Stock Plan" refers to any arrangement, plan or other agreements of the Company providing for grants or awards of equity in any form.

        Intent to Tender.    Certain members of the Company Board, as owners of Shares, entered into the Tender and Support Agreement that, among other things, obligates them to tender all their Shares, which in the aggregate equals 5,014,674 Shares, or 34.7% of the Company's outstanding Shares as of December 12, 2014, in the Offer not later than the fifth (5th) business day after the commencement of the Offer. In addition, the Contribution Shareholders have contractually agreed not to tender any of their Shares into the Offer. Shares held by Contribution Shareholders that would have been eligible to be tendered in the Offer had they not entered into the Contribution Agreement represent, in the aggregate, approximately 7.0% of the Company's outstanding Shares as of December 12, 2014. Pursuant to the terms of the Contribution Agreement, the Contribution Shareholders have agreed to contribute Shares in an aggregate amount of 258,675 Shares, or approximately 1.8% of the issued and outstanding Shares as of December 13, 2014, to Parent after completion of the Offer.

        Available Information.    The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company's business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements and periodic reports distributed to the Company's shareholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference room at the SEC's office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC's customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the Commission's public reference room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the SEC. The address of that site is http://www.sec.gov.

  Certain Projections.

        In connection with our diligence review process prior to finalizing the Merger Agreement, the Company provided certain non-public financial projections (the "Projections") to us, which Projections were based on the Company's estimate of its future financial performance as of the date they were provided.

        Set forth below are the material portions of the Projections provided to us. For more information on factors that may cause the future financial results of the Company to materially vary, see "Certain Unaudited Prospective Financial Information" in the Schedule 14D-9. The inclusion of this information should not be regarded as an indication that the Company's management, the Company Board or we considered, or now consider, this information to be a reliable prediction of actual future results, and such data should not be relied upon as such. The information regarding "Originations" and "Net Charge-Offs," included below as a supplement to the information included in respect of "Gross Investment in Leases," constitutes an operating measure. The Projections neither take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and Merger pursuant to the Merger Agreement, nor do they take into account the effect of any failure to occur of the Offer or the Merger. The Company has not updated or revised, and the Company does not intend to update or otherwise revise, the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error.

        The Company has made publicly available its actual results of operations for the first three quarters of fiscal 2014. You should review the Company's Quarterly Reports on Form 10-Q for the quarter ended March 31, 2014, for the quarter ended June 30, 2014 and for the quarter ended September 30, 2014 to obtain this information. The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained elsewhere in the Offer to Purchase, in the Schedule 14D-9 and the Company's public filings with the SEC.

        In light of the foregoing, the Company's shareholders are cautioned not to place undue, if any, reliance on the Projections set forth below.

	2014E	2015E	2016E	2017E	2018E
Financial Measures
Gross Investment in Leases	$243.7	$251.9	$261.6	$269.7	$284.0
Total Revenue	$64.3	$67.4	$70.4	$73.6	$76.8
Pre-Tax Income	$16.3	$17.6	$19.2	$20.4	$21.8
Operating Measures
Originations	$100.3	$107.6	$115.0	$121.9	$127.9
Net Charge-Offs	8.3%	8.2%	8.2%	8.1%	7.9%

        (in millions)

        The Projections above were prepared by and are the responsibility of the Company's management and were not prepared with a view towards public disclosure or compliance with U.S. generally accepted accounting principles ("GAAP") or with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projected financial information. The Company's independent registered public accounting firm, McGladrey LLP, has neither examined, compiled nor performed any procedures with respect to the Projections and, accordingly, McGladrey LLP does not express an opinion or any other form of assurance with respect thereto. The McGladrey LLP report included in the Company's Annual Report on Form 10-K for the year ended December 31, 2013 does not extend to the Projections and should not be read to do so. The internal financial forecasts (upon which the Projections were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions, are subjective in many respects and, therefore, susceptible to interpretation and periodic revision based on actual experience and business developments. The Projections also reflect numerous assumptions made by the Company's management with respect to industry performance and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond management's control. Accordingly, there is no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

8.     Certain Information Concerning Fortress Credit Advisors, Parent and the Offeror.

        General.    Parent is a Delaware limited partnership and the Offeror is a Massachusetts corporation. Parent was formed on December 4, 2014 and the Offeror was formed on December 5, 2014, in each case, solely for the purpose of completing the Offer and the Merger, and each has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Until immediately prior to the time the Offeror purchases Shares pursuant to the Offer, it is not anticipated that Parent or the Offeror will have any significant assets or liabilities or engage in activities other than those incidental to their formation, capitalization and the transactions contemplated by the Offer and/or the Merger. The Offeror is a direct wholly-owned subsidiary of Parent. Parent is managed by its general partner, MF GP. MF GP is owned, directly or indirectly, by the Investment Funds, which are managed within the Credit Funds business of FIG, a leading, highly diversified global investment management firm. Fortress Credit Advisors, an affiliate of FIG, serves as an investment manager for each of the Investment Funds. The business address for Fortress Credit Advisors is c/o Fortress Investment Group, 1345 Avenue of the Americas, 46th Floor, New York, NY, 10105. The business telephone number for Fortress Credit Advisors is (212) 798-6100. See Section 9—"Source and Amount of Funds".

        As of the date hereof, none of Parent, the Offeror, or any person listed on Schedule I to this Offer to Purchase ("Schedule I") beneficially owns any Shares.

        Pursuant to the Commitment Letter, the following Investment Funds have severally provided a full financing commitment to Parent solely in connection with completion of the Offer and the Merger: Fortress Credit Opportunities Fund III (A) LP, Fortress Credit Opportunities Fund III (B) LP, Fortress Credit Opportunities Fund III (C) L.P., Fortress Credit Opportunities Fund III (D) L.P. and Fortress Credit Opportunities Fund III (E) LP. Parent will contribute or otherwise advance to the Offeror the proceeds it receives pursuant to the Commitment Letter. Fortress Credit Advisors serves as an investment manager for each of the Investment Funds that are party to the Commitment Letter. The funding of such financing is subject to certain conditions set forth in the Commitment Letter. See Section 9—"Source and Amount of Funds" of this Offer to Purchase.

        In addition, although not a condition to the Offer or the consummation of the Merger, the Offeror intends to borrow funds from Santander (as defined below) under the Bridge Loan Facility (as defined and described below) to pay a portion of the Offer Price. Pursuant to the terms of the Commitment Letter, the actual aggregate amount of any such borrowings will reduce the amount available under the Commitment Letter dollar for dollar. Santander has committed to lend the Offeror such funds. See Section 9—"Source and Amount of Funds" of this Offer to Purchase.

        Consequently, the Offeror will have financing sufficient to pay the maximum amount of consideration payable in the Offer and the Merger (including amounts payable in respect of Restricted Stock Units or Stock Options converted into a right to receive the Offer Price in connection with the Offer) and to pay certain fees and expenses related to the transactions contemplated by the Merger Agreement.

        The name, business address, citizenship, present principal occupation and employment history of each of the directors, executive officers and control persons of each of the Parent, the Offeror, MF GP and Fortress Credit Advisors are set forth in Schedule I. Except as set forth elsewhere in this Offer to Purchase, (i) none of Parent, the Offeror, Fortress Credit Advisors or, to the knowledge of each of Parent, the Offeror and Fortress Credit Advisors, any of the entities or persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) none of Parent, the Offeror, Fortress Credit Advisors or, to the best of their knowledge, any of the entities or persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) none of Parent, the Offeror, Fortress Credit Advisors or, to the knowledge of Fortress Credit Advisors, Parent and the Offeror, any of the entities or persons listed in Schedule I, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company, and (ii) none of Parent, the Offeror, Fortress Credit Advisors or, to the knowledge of Fortress Credit Advisors, Parent and the Offeror, any of the entities or persons referred to in clause (i) above, has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days.

        Except as set forth elsewhere in this Offer to Purchase (including Schedule I): (i) none of Parent, the Offeror, Fortress Credit Advisors or, to the knowledge of each of Parent, the Offeror and Fortress Credit Advisors, any of the entities or persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the

SEC between Parent, the Offeror, Fortress Credit Advisors or, to the knowledge of each of Parent, the Offeror and Fortress Credit Advisors, any of the entities or persons listed in Schedule I, on the one hand, and the Company or any of its executive officers, directors and/or affiliates, on the other hand, and (iii) there have been no contracts, negotiations or transactions between Parent, the Offeror, Fortress Credit Advisors or, to the knowledge of each of Parent, the Offeror and Fortress Credit Advisors, any of the entities or persons listed in Schedule I, on the one hand, and the Company or any of its executive officers, directors and/or affiliates, on the other hand concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

        None of Fortress Credit Advisors, Parent or the Offeror has made arrangements in connection with the Offer to provide holders of the Shares access to their corporate files or to obtain counsel or appraisal services at their expense.

        Available Information.    Pursuant to Rule 14d-3 under the Exchange Act, Parent and the Offeror filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto are available for inspection at the public reference room at the SEC's office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC's customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the Commission's public reference room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the SEC. The address of that site is http://www.sec.gov.

9.     Source and Amount of Funds.

        The Offer is not subject to a financing condition. The Offeror estimates that it will need approximately $153 million to purchase Shares in the Offer, to provide funding for the consideration to be paid in the Merger (including amounts payable in respect of Restricted Stock Units or Stock Options converted into a right to receive the Merger Consideration) and to pay certain fees and expenses related to the transactions contemplated by the Merger Agreement.

        In connection with the Merger Agreement, Parent has obtained a full financing commitment from funds managed by Fortress Credit Advisors pursuant to the Commitment Letter, which provides for financing to cover all amounts described in the immediately preceding paragraph (such amounts, in the aggregate, the "Financing Commitment Amount"). Parent will contribute or otherwise advance to the Offeror the proceeds received under the Commitment Letter. Pursuant to the terms of the Commitment Letter, the actual aggregate amount of any borrowings under the Bridge Loan Facility (as defined and described below) will reduce the amount available under the Commitment Letter dollar for dollar.

        Although not a condition to the Merger or a limitation on the amount of funds committed by funds managed by Fortress Credit Advisors, concurrently with the launch of the Offer, the Offeror has entered into a loan agreement with Santander Bank, N.A. ("Santander") to provide the Offeror with a committed bridge loan facility in an aggregate amount of up to $43 million (which we refer to as the "Bridge Loan Facility"), a copy of which has been filed as Exhibit (b)(1) to the Schedule TO and which is incorporated herein by reference. Subject to certain conditions, the Bridge Loan Facility will be available to the Offeror to (i) pay portions of the consideration in the Offer and Merger, (ii) pay certain expenses of the Company and the Offeror incurred in connection with the Offer and the Merger, and (iii) pay related fees and expenses. Our obligation to purchase the Shares is not conditioned on the Offeror's receipt of the proceeds of the Bridge Loan Facility.

        Consequently, the Offeror will have financing sufficient to pay the maximum amount of consideration payable in the Offer and the Merger (including amounts payable in respect of Restricted Stock Units or Stock Options converted into a right to receive the Offer Price in connection with the Offer) and to pay certain fees and expenses related to the transactions contemplated by the Merger Agreement.

        We do not think our financial condition is relevant to your decision whether to tender Shares and accept the offer because: (i) we were organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the consideration offered in the Offer consists solely of cash; (iii) the Offer is being made for all outstanding Shares of the Company; and (iv) we have received a financing commitment from funds managed by Fortress Credit Advisors in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer, and if we consummate the Offer, we will acquire all remaining Shares in the Merger for cash at the same price per Share as the Offer Price.

Committed Financing

        In connection with the Merger Agreement, Parent has received the Commitment Letter from Investment Funds managed by Fortress Credit Advisors. Pursuant to the Commitment Letter, the following Investment Funds have severally committed to provide the Financing Commitment Amount to Parent, in cash, solely in connection with completion of the Offer and the Merger: Fortress Credit Opportunities Fund III (A) LP, Fortress Credit Opportunities Fund III (B) LP, Fortress Credit Opportunities Fund III (C) L.P., Fortress Credit Opportunities Fund III (D) L.P. and Fortress Credit Opportunities Fund III (E) LP. Parent will contribute or otherwise advance to the Offeror the proceeds it receives pursuant to the Commitment Letter. Fortress Credit Advisors serves as an investment manager for each of the Investment Funds that are party to the Commitment Letter. The funding of such financing is subject to certain conditions set forth in the Commitment Letter.

        The conditions to the funding obligation under the Commitment Letter include: (1) the execution and delivery of the Merger Agreement by the Company, (2) with respect to amounts necessary for the Offeror to accept for payment and pay for any Shares tendered pursuant to the Offer at the Acceptance Time, (a) the satisfaction or waiver of the Offer Conditions and (b) the contemporaneous acceptance for payment by the Offeror of all Shares validly tendered and not validly withdrawn pursuant to the Offer and (3) with respect to payments due under the Merger Agreement to the Company shareholders at the closing of the Merger, (a) the satisfaction or waiver by the Company, the Offeror and Parent of certain of the conditions set forth in the Merger Agreement and (b) the closing of the Merger in accordance with the terms of the Merger Agreement.

        The Company is a third party beneficiary of the Commitment Letter solely to the extent that it is awarded specific performance, pursuant to the Merger Agreement, of Parent's obligation to cause the proceeds of the Commitment Letter to be funded as described above, whereupon the Investment Funds party thereto shall be severally obligated to pay their respective portions of the funding commitment.

        This summary is qualified in its entirety by reference to the full text of the Commitment Letter, a copy of which has been filed as Exhibit (d)(2) to the Schedule TO and which is incorporated herein by reference.

Debt Financing

Bridge Loan Facility

        The Offeror has entered into a loan agreement with Santander, as lender, to provide the Offeror with the Bridge Loan Facility. Drawings upon the Bridge Loan Facility may be used by Parent to fund a portion of the Offer, although such drawings or the availability of funds under the Bridge Loan

Facility are neither required by the Offeror to complete the Offer nor a condition to the Offer or the Merger. Pursuant to the terms of the Commitment Letter, the actual aggregate amount of any such borrowings will reduce the amount available under the Commitment Letter dollar for dollar.

        Conditions Precedent to the borrowings under the Bridge Loan Facility.    The availability of the Bridge Loan Facility is subject to, among other things:

  •
  consummation of the Offer;

  •
  receipt by the Offeror of not less than $109 million in cash from Parent; and

  •
  payment of required fees and expenses.

        Prepayments and Amortization.    The Offeror will be permitted to make voluntary prepayments with respect to the Bridge Loan Facility at any time, without premium or penalty. There is no scheduled amortization. All outstanding loans under the Bridge Loan Facility are subject to mandatory prepayment upon the consummation of the Merger.

        Security.    The obligations of the Offeror will be secured by any and all Shares acquired by the Offeror and cash collateral in an amount not less than 100% of the total amount of the Bridge Loan Facility held in a blocked account owned by an affiliate of Fortress Credit Advisors.

        Other Terms.    The Bridge Loan Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on other indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions, in each case, applicable solely to the Offeror. The Bridge Loan Facility will also include customary events of default.

        This summary is qualified in its entirety by reference to the full text of the Bridge Loan Facility, a copy of which has been filed as Exhibit (b)(1) to the Schedule TO and which is incorporated herein by reference.

Senior Secured Revolving Credit Facility

        In connection with the Transactions, TimePayment and MF2 Holdings LLC, an indirect, wholly-owned subsidiary of Parent ("MF2" and, together with TimePayment, the "Borrowers") entered into documentation with Santander, as agent, and certain lenders for a $200 million revolving credit facility (the "Revolving Credit Facility", and together with the Bridge Loan Facility, the "Credit Facilities"). The Revolving Credit Facility will be documented by either (i) a new credit agreement, a copy of which has been filed as Exhibit 10.4 to the Company's Current Report on Form 8-K/A filed on December 18, 2014 and which is incorporated herein by reference (the "New Credit Agreement"), which will refinance and replace the existing credit facility of TimePayment provided by Santander, as agent, and the other lenders party thereto (the "Existing Credit Agreement") or (ii) an amended and restated credit agreement, a copy of which has been filed as Exhibit 10.5 to the Company's Current Report on Form 8-K/A filed on December 18, 2014 and which is incorporated herein by reference (the "A&R Credit Agreement"), which will amend and restate the Existing Credit Agreement. The New Credit Agreement and the A&R Credit Agreement are being held in escrow pursuant to an escrow agreement by and among TimePayment, MF2, Santander and BNY Mellon, N.A., dated as of December 13, 2014, a copy of which has been filed as Exhibit 10.6 to the Company's Current Report on Form 8-K/A filed on December 18, 2014 and which is incorporated herein by reference, until the consummation of the Offer. Upon the consummation of the Offer, either the New Credit Agreement or the A&R Credit Agreement will be released from escrow and the other one will be rendered null and destroyed. Santander will decide which one gets released from escrow. The maximum principal amount of loans outstanding under the Revolving Credit Facility at any time is subject to a borrowing base based on, among other items, collateral value attributed to eligible receivables. Availability of loans under the

Revolving Credit Facility will be reduced by $43 million as long as the Bridge Loan Facility remains effective. Subject to various conditions precedent, the Revolving Credit Facility permits further increases in the total commitment thereunder up to a maximum total commitment of $250 million. Subject to the consummation of the Offer and other customary conditions, the Revolving Credit Facility will be available to (i) refinance the Bridge Loan Facility, (ii) pay related fees and expenses incurred in connection with the Merger and (iii) provide ongoing working capital and other funding for TimePayment. However, in no event may MF2 use any proceeds of borrowings under the Revolving Credit Facility prior to consummation of the Merger.

        The Existing Credit Agreement contains a "Change of Control" (as defined thereunder) default provision that would be triggered upon the consummation of the Offer. By either refinancing and replacing or amending and restating the Existing Credit Agreement with the Revolving Credit Facility, TimePayment will avoid triggering the change of control event of default under the Existing Credit Agreement. Availability of funds under the Revolving Credit Facility are neither required by the Offeror to complete the Offer nor a condition to the Offer or the Merger.

        Conditions Precedent to the Borrowings under the Revolving Credit Facility.    The availability of the Revolving Credit Facility is subject to, among other things:

  •
  consummation of the Offer;

  •
  receipt by Parent of not less than $109 million in investment from the funds managed by Fortress Credit Advisors;

  •
  delivery of customary borrowing base report;

  •
  payment of required fees and expenses; and

  •
  execution and delivery of certain definitive documentation, delivery of customary opinions, documents and certificates, and, subject to certain exceptions and qualifications, granting and perfecting security interests in certain collateral.

        Interest Rate.    Loans under the Revolving Credit Facility are expected to bear interest, at the Company's option, at a rate equal to the adjusted LIBOR or an alternate base rate, in each case plus a spread. After the Company delivers financial statements after the closing of the Merger, interest rates under the Revolving Credit Facility will be subject to change based on a leverage ratio as agreed upon between the Company and Santander.

        Prepayments and Amortization.    The Company will be permitted to make voluntary prepayments with respect to the Revolving Credit Facility at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). There is no scheduled amortization.

        Guarantors.    All obligations under the Revolving Credit Facility will be guaranteed by Parent and each of the existing and future direct and indirect, material wholly-owned domestic subsidiaries of the Offeror (each, a "Guarantor").

        Security.    The Revolving Credit Facility will be secured by a first priority security interest in substantially all of the assets of each Borrower and Guarantor.

        Other Terms.    The Revolving Credit Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Revolving Credit Facility will also include customary events of defaults including change of control.

10.   Background of the Offer; Past Contacts or Negotiations with the Company.

        The following is a description of Fortress Credit Advisors' and certain of its affiliates' and representatives' (collectively referred to in this Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company" as "Fortress") participation in a process with the Company that culminated in the execution of the Merger Agreement. For a review of the Company's activities relating to that process, including its activities regarding other bidders for the Shares, you are referred to the Company's Schedule 14D-9 under the Exchange Act, which will be mailed to the shareholders of the Company together with this Offer to Purchase.

        On July 10, 2014, a representative of the Company's Financial Advisor contacted Fortress to discuss the possibility of a sale of a publicly traded company. On July 14, 2014, the Company's Financial Advisor sent a draft of the Confidentiality Agreement (as defined below) to Fortress. On July 25, 2014, Fortress and the Company executed the Confidentiality Agreement to permit Fortress to receive confidential information regarding the Company and begin due diligence. The Company's Financial Advisor provided a confidential information memorandum ("CIM") regarding the Company to Fortress on July 28, 2014.

        On August 8, 2014, based on publicly available information, the CIM and Fortress's general knowledge of the industry, Fortress Credit Advisors, on behalf of one or more funds or affiliates, submitted a non-binding indication of interest, subject to completion of due diligence, execution of a definitive purchase agreement and Fortress's internal approval, to acquire the Shares with an indicative purchase price range of $9.50 - $10.50 per Share. The letter also indicated that the transaction would be financed with equity capital from Fortress and third party debt capital.

        On August 18, 2014, at the request of the Company's Financial Advisor, a meeting among the Company's management team and representatives of Fortress was held at Fortress's office in New York, New York. At the meeting, representatives from Company management gave a presentation on, and answered Fortress's questions regarding, the Company's business and strategic initiatives.

        On August 27, 2014, the Company's Financial Advisor informed Fortress that it was invited to participate in the next round of bidding. On September 9, Fortress was granted access to a virtual data room that contained key business, financial, legal and other information concerning the Company, including financial projections. On September 11, 2014, representatives of Fortress met with representatives of the Company's Financial Advisor and the Company management at the Company's office in Burlington, Massachusetts for a more detailed management presentation.

        On September 18, 2014, a representative of Fortress had a call with representatives of the Company's Financial Advisor and the Company at which he discussed the fact that Fortress would provide the opportunity for management to "roll over" a portion of its equity in the Company and to receive new equity incentives on a going-forward basis. Fortress was informed that management would give due consideration to such arrangements but the specific terms of any such equity investments or any management compensation would not be discussed.

        On September 22, 2014, Fortress Credit Advisors, on behalf of one or more funds or affiliates, provided a revised letter of intent to the Company setting forth Fortress's non-binding indication of interest in acquiring the Shares for cash consideration of $10.10 per fully-diluted Share and seeking a 45 day exclusivity period. The non-binding proposal was based on the assumptions that the Existing Credit Agreement will remain in place following the transaction (although Fortress indicated that it might seek to replace such facility with a substitute facility that is no less favorable to the Company), that the principal shareholders of the Company would agree to support the transaction and that members of management would continue their employment with the Company after the acquisition and, through a combination of rolling over a portion of their equity in the Company and new equity incentives, also continue as investors in the Company following the acquisition.

        On September 29, 2014, Fortress provided the Company with a detailed due diligence request list and requested an additional meeting with the Company at its offices to continue the financial and business due diligence process. On October 1, 2014, the Company's Financial Advisor, on behalf of the Company, provided responses to the business diligence request list from Fortress, and meetings with the Company were held in Burlington, Massachusetts, on October 1, 2014 and October 2, 2014 to review the responses to the due diligence questions. From October 1 to December 4, 2014, Fortress and its advisors, including its legal counsel, Milbank, Tweed, Hadley & McCloy LLP ("Milbank") and KPMG LLP ("KPMG"), conducted extensive business, financial, accounting, and legal due diligence and held multiple due diligence discussions with Company management.

        On October 6, 2014, the Company's Financial Advisor, on behalf of the Company, sent Fortress a term sheet (the "Santander Term Sheet") setting forth the terms for an amendment and restatement of the Existing Credit Agreement. On October 10, 2014, representatives of Fortress, the Company's Financial Advisor and Company management convened a conference call to discuss the Santander Term Sheet with representatives of Santander. On October 23, 2014, Fortress sent Milbank the Santander Term Sheet for review.

        On October 15, 2014, Fortress Credit Advisors, on behalf of one or more funds or affiliates, provided a revised letter of intent to the Company setting forth Fortress's expectation that the transaction would be structured as either (a) a one-step merger transaction in which the Company's shareholders would receive merger consideration of $10.10 per Share or (b) a two-step transaction in which Fortress would commence a tender offer for the Shares at $10.10 per Share that would be followed by a merger in which all remaining shareholders would receive the same per Share consideration. The revised non-binding proposal was based on the same assumptions as the September 22, 2014 letter of intent.

        On October 23, 2014, representatives of the Company's Financial Advisor communicated with Fortress, providing it with the Company's comments on its letter of intent and encouraging it to increase its bid.

        On October 24, 2014, after additional conversations with the Company's Financial Advisor, Fortress Credit Advisors, on behalf of one or more funds or affiliates, provided a further revised letter of intent to the Company (the "LOI") setting forth Fortress's non-binding indication of interest in acquiring the Shares for cash consideration of $10.20 per fully-diluted Share. The non-binding proposal was based on the same assumptions as the September 22, 2014 letter of intent. The LOI also provided for an exclusivity period terminable by the Company after 45 days or earlier if Fortress did not comply with the following schedule: (a) no later than 21 days after receipt of the initial draft of the Merger Agreement from the Company, Fortress was to provide a full markup thereof; (b) no later than 28 days after the execution of the LOI by the Company (the "LOI Acceptance Date"), Fortress was to provide representations that (i) Fortress had completed due diligence regarding the quality of the Company's earnings and (ii) Fortress had no intention to decline to proceed with the acquisition at the price per Share of $10.20; and (c) no later than 35 days after the LOI Acceptance Date, Fortress was to provide a representation that Fortress had no intention to decline to proceed with the acquisition at the price per Share of $10.20.

        On October 27, 2014, Fortress provided the Company with a legal due diligence request list concerning the Company.

        On October 30, 2014, the Company's Financial Advisor, on behalf of the Company, provided a draft of the Merger Agreement to Fortress. On November 12, 2014, as contemplated by the LOI, Milbank sent a mark-up of the Merger Agreement to Edwards Wildman Palmer LLP, counsel to the Company ("Edwards Wildman").

        On November 16, 2014, Fortress and the Company discussed their comments to the Santander Term Sheet.

        On November 17, 2014, Edwards Wildman sent an issues list reflecting the principal concerns of the Company regarding Fortress's mark-up of the Merger Agreement to Milbank. The following day, Edwards Wildman sent a mark-up of the Merger Agreement to Milbank with revisions pertaining to certain sections of the draft. Milbank and representatives of Fortress discussed in detail both the issues list and the Edwards Wildman mark-up of the Merger Agreement.

        On November 18, 2014, the Company sent Santander a revised Santander Term Sheet which included comments from Milbank, Fortress and the Company.

        From November 19, 2014 through December 13, 2014, Edwards Wildman and Milbank exchanged mark-ups of the Merger Agreement and discussed and negotiated proposals with respect to items that remained open in the Merger Agreement, and the Company Board met on several occasions to discuss the proposed transaction.

        On November 20, 2014, Milbank sent a term sheet detailing the proposed terms for an equity incentive plan for Company management as well as other proposed changes to Company management compensation to Fortress.

        On November 21, 2014, as contemplated by the LOI, Fortress Credit Advisors, on behalf of one or more funds or affiliates, provided a second letter to the Company providing representations that (i) Fortress and its representatives have completed due diligence regarding the quality of the Company's earnings and (ii) Fortress has no intention to decline to proceed with the acquisition at the price per Share of $10.20.

        On November 22, 2014, Milbank sent a final mark-up of the Santander Term Sheet to Santander with input from Company management and Santander's legal counsel, Sullivan & Worcester ("Sullivan").

        Over the next three weeks, Fortress continued with its detailed due diligence investigation of the Company's business and affairs, and the Company continued to negotiate the terms of the Merger Agreement with Fortress. The negotiations encompassed a wide range of topics, including the mechanics of the Offer and Merger process, the Company's representations about its legal, operational and business circumstances, the conditions under which Parent would not be required to accept the shares tendered by the Company's shareholders, the extent to which the Company would be required to reimburse Fortress for transaction expenses upon a termination of the Merger Agreement, the circumstances in which the Company Board would be able to terminate the Merger Agreement or change the Company Recommendations (as defined below) pursuant to the exercise of its fiduciary duties to the Company's shareholders, including the amount of the Termination Fee (as defined below) that the Company would be required to pay Parent in such an event, and the parameters of a party's ability to seek either damages or specific performance in the event of the other party's breach of the Merger Agreement, and the parties revised the drafts of the Merger Agreement accordingly.

        On November 23, 2014, Milbank provided a draft of the Commitment Letter to Edwards Wildman. On November 25, 2014, Edwards Wildman sent a revised draft of the Tender and Support Agreement and a revised draft of the Commitment Letter to Milbank. Also on November 25, 2014, Edwards Wildman and Milbank exchanged mark-ups of the Commitment Letter.

        As part of the negotiation of the Merger Agreement, Fortress communicated to the Company that it would require a Tender and Support Agreement from certain directors and executive officers of the Company, including Torrence C. Harder, Brian E. Boyle, Peter R. Bleyleben, Fritz von Mering and Alan Zakon.

        On November 25, 2014, Edwards Wildman provided its initial comments to the draft of the Tender and Support Agreement that Milbank sent on November 22, 2014, which comments included preventing the tendering shareholders from making public disparaging comments about the Merger Agreement or the transactions limited thereby, specifying that the tendering shareholders must notify Parent of any Acquisition Proposal (as defined in the Merger Agreement) no later than 24 hours after any material change and clarifying that the Tender and Support Agreement shall not be effective until the execution of the Merger Agreement.

        Over the next two weeks, as Milbank and Edwards Wildman negotiated the Merger Agreement, such representatives also engaged in discussions regarding the Tender and Support Agreement, including whether such agreement was appropriate or should be required, the number of Shares that would be covered by the Tender and Support Agreement and which parties would be required to enter into such agreement. Representatives of Milbank indicated to Edwards Wildman that Fortress was firm in its requirement for these agreements from each of Mr. Harder, Mr. Boyle, Mr. Bleyleben, Mr. von Mering and Mr. Zakon covering all of the Shares beneficially owned by them. During the week of December 8, 2014, Milbank and Edwards Wildman prepared an execution version of the Tender and Support Agreement.

        Also on November 25, 2014, Sullivan sent Milbank a draft of the A&R Credit Agreement. On November 26, 2014, Milbank sent Sullivan and Santander an issues list reflecting the principal concerns of the Company regarding the draft of the A&R Credit Agreement and Santander, the Company, Fortress, Sullivan and Milbank had a call to discuss these issues.

        Also on November 26, 2014, Edwards Wildman sent Milbank a draft of the Company's disclosure schedules to the Merger Agreement, and on November 28, 2014, Edwards Wildman and Milbank exchanged mark-ups of the Commitment Letter.

        On November 28, 2014, as contemplated by the LOI, Fortress Credit Advisors, on behalf of one or more funds or affiliates, provided a third letter to the Company providing a representation that Fortress had no intention to decline to proceed with the acquisition at the price per Share of $10.20, but noted its understanding that the amount and terms of any equity incentives or any other changes in compensation to be granted or made before the Merger, including any discretionary bonuses, will be subject to mutual agreement between the Company and Fortress.

        Also on November 28, 2014, Sullivan sent Milbank a revised draft of the A&R Credit Agreement.

        On November 29, 2014, Milbank sent Sullivan and Santander an issues list reflecting the principal concerns of the Company regarding the A&R Credit Agreement and Santander, the Company, Fortress, Sullivan and Milbank had a call to discuss these issues.

        Also on November 29, 2014, Kramer Levin Naftalis & Frankel LLP ("Kramer Levin"), counsel to Company management, sent a mark-up of the term sheet for the proposed equity incentive plan and other management compensation arrangements.

        From November 30, 2014 to December 12, 2014, Milbank and Kramer Levin discussed and negotiated the proposed terms of the equity incentive plan and changes to employment agreements, including that in connection with the Merger, (i) the Company shall enter into amended and restated employment agreements with Mr. Latour, Mr. Jackson and Mr. LaCreta (each, an "Employment Agreements") to continue their employment with the Company following the Merger on substantially the same economic terms as provided for in their existing agreements with the Company and (ii) Parent will have available for grant to all equity incentive plan participants so-called "profits interests" for up to 12% of the fully diluted, outstanding equity of Parent.

        On December 4, 2014, Fortress Credit Advisors, on behalf of one or more funds or affiliates, and the Company amended the LOI to extend the exclusivity period for 7 days.

        On December 5, 2014, Sullivan sent Milbank a draft of the Bridge Loan Facility. Also on December 5, 2014, Milbank sent Sullivan comments to the A&R Credit Agreement.

        On December 6, 2014, Sullivan sent Milbank a revised draft of the A&R Credit Agreement. On December 8, 2014, Milbank sent Sullivan comments to the Bridge Loan Facility.

        In connection with the transactions contemplated by the Merger Agreement and as part of the discussions with Company management described previously in this section, Fortress and the Company management agreed that the Contribution Shareholders would contribute their Contribution Shares in exchange for equity ownership in Parent. Further to such discussions, on December 6, 2014, Milbank provided a draft of the Contribution, Non-Tender and Support Agreement to Kramer Levin, proposing Richard F. Latour and James R. Jackson, Jr. as the management members required to "roll-over" a portion of their equity. On December 9, 2014, as a result of further negotiation with Fortress and the Company management, Milbank updated the draft to include Steven J. LaCreta as a Contribution Shareholder.

        On December 11, 2014, Kramer Levin provided its comments to the draft of the Contribution, Non-Tender and Support Agreement, which included the deletion of the non-compete provision as applicable to Mr. Jackson and Mr. LaCreta and the modification of the no recourse provision to allow for recourse by any Contribution Shareholder in accordance with the limited partnership agreement of the Parent. On December 12, 2014, Milbank and Kramer Levin prepared an execution version of the Contribution, Non-Tender and Support Agreement. On December 13, 2014, each of Mr. Latour, Mr. Jackson and Mr. LaCreta executed the Contribution, Non-Tender and Support Agreement, contemporaneously with the execution of the Merger Agreement.

        Also on December 11, 2014, the Company Board approved an amendment to the by-laws of the Company, specifying that the provisions of Chapter 110D of the Massachusetts General Laws shall not apply to control share acquisitions of the Company.

        On December 12, 2014, following a meeting of the Company Board, representatives of the Company informed Fortress that the Company Board approved the Merger Agreement in the form submitted to the Company Board, subject to confirmation by the officer signing the Merger Agreement on behalf of the Company that the documents and other matters were in order.

        On the evening of December 13, 2014, Parent, the Offeror, and the Company executed the Merger Agreement, and before the opening of business on December 15, 2014, the Company issued a press release announcing the transaction. In addition, concurrently with the execution of, and as contemplated by, the Merger Agreement, (i) the independent directors of the Company entered into the Tender and Support Agreement, (ii) the Contribution Shareholders entered into the Contribution, Non-Tender and Support Agreement, (iii) MF2, TimePayment and Santander entered into the Revolving Credit Facility, to be kept in escrow until the consummation of the Offer, (iv) the Offeror and Santander entered into the Bridge Loan Facility and (v) each of Mr. Latour, Mr. Jackson and Mr. LaCreta entered into an Employment Agreement with the Company.

        On December 19, 2014, the Offeror commenced the Offer. During the Offer, Parent and the Offeror intend to have ongoing contacts with the Company and its directors, officers, and stockholders.

        For information on the Merger Agreement and the other agreements between the Company and the Offeror and their respective related parties, see Section 8—"Certain Information Concerning

Parent, the Offeror and Fortress Credit Advisors," Section 9—"Source and Amount of Funds," and Section 11—"The Merger Agreement."

11.   The Merger Agreement and Other Agreements.

        The following is a summary of the material provisions of certain agreements related to the Offer. Capitalized terms used in this Section 11—"The Merger Agreement and Other Agreements," but not defined herein have the respective meanings given to them in the Merger Agreement.

  The Merger Agreement.

        The Merger Agreement is included as an exhibit to the Schedule TO for the purpose of providing public disclosure regarding its terms and conditions as required by U.S. federal securities laws. The representations and warranties and covenants contained in the Merger Agreement made for purposes of the contract among the respective parties, were made as of specified dates and may be subject to limitations agreed upon by the contracting parties. The representations and warranties (i) may have been made for the purposes of (A) establishing the circumstances under which Parent and the Offeror may have the right not to consummate the Offer if the representations and warranties of the Company prove to be untrue, such that the Offer Conditions (as defined below) or the conditions to the Merger set forth in Article VIII of the Merger Agreement are not satisfied and (B) allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts and (ii) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter that the parties have exchanged. Except as specifically described herein, the parties do not believe that these schedules contain information that is material to an investment decision. The representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with information provided elsewhere in this Offer to Purchase and the Annexes. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures. The Offeror will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under the U.S. federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by U.S. federal securities laws.

        The following is a summary of the material provisions of the Merger Agreement, a copy of which has been filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed on December 16, 2014. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein.

The Offer

        The Merger Agreement provides for the making of the Offer. The obligation of the Offeror to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions that are described in Section 14—"Certain Conditions of the Offer."

        Waiver of Certain Conditions of the Offer.    Parent and the Offeror have expressly reserved the right to waive any of the Offer Conditions, in their sole discretion, provided that, without the consent of the Company, the Offeror cannot: (i) change the form of consideration payable in the Offer, (ii) reduce the Offer Price or the number of Shares subject to the Offer, (iii) extend the Expiration Date of the Offer (except as required or permitted by the other provisions of this Offer to Purchase), (iv) waive or amend the Minimum Condition, (v) impose additional Offer Conditions, (vi) modify or amend any of the Offer Conditions in a manner adverse to the holders of the Shares or (vii) otherwise amend the Offer in any manner materially adverse to holders of the Shares.

        Extension of the Offer.    The initial expiration date of the Offer will be 5:00 p.m., Eastern time, on Wednesday, January 21, 2015 (such date, as it may be extended, the "Expiration Date").

        In accordance with the terms of the Offer and the Merger Agreement, and subject to the applicable rules and regulations of the SEC, we may, and in certain instances are required to, extend the Offer at any time and from time to time. Under the terms of the Merger Agreement:

  •
  if, on the initial expiration date of the Offer or upon expiration of any Subsequent Offering Period, any Offer Condition is not satisfied and has not been waived, we must extend the Offer on one or more occasions in consecutive increments of up to ten (10) business days each (or such longer period as Parent, the Offeror and the Company may agree), until such time as all Offer Conditions are satisfied, and

  •
  we must extend the Offer for a period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer;

provided that (A) we are not required to extend the Offer beyond the Outside Date or termination of the Merger Agreement and (B) if, on the initial expiration date of the Offer or upon the expiration of any Subsequent Offering Period, all of the Offer Conditions except for the Minimum Condition are satisfied or have been waived, the Company may require us to extend the Offer for an additional period of up to ten (10) business days in the aggregate, and we may extend the Offer for one or more additional periods not to exceed, in the aggregate, twenty (20) business days.

        We may elect to provide one or more Subsequent Offering Periods in accordance with Rule 14d-11 of the Exchange Act following our acceptance for payment of the Shares in the Offer. If immediately following the Acceptance Time, Parent, the Offeror and their respective subsidiaries beneficially own more than 70% but less than 90% of the Shares outstanding (which Shares beneficially owned shall include Shares tendered in the Offer and not withdrawn), to the extent reasonably requested by the Company, the Offeror shall provide for a Subsequent Offering Period of up to five (5) business days.

        Directors.    If the Offeror accepts Shares for payment, Parent will become entitled to designate immediately such Offeror Designees, rounded up to the next whole number, as will give the Offeror representation on the Company Board equal to (x) the product of the total number of members on the Company Board (after giving effect to the directors elected pursuant to this sentence and any director resignations pursuant to the applicable provision of the Merger Agreement) multiplied by (y) the percentage that (A) the number of Shares beneficially owned by Parent or the Offeror at such time (including Shares accepted for payment), together with the Contribution Shares bears to (B) the total number of Shares then outstanding; provided that in no event shall the Offeror Designees constitute less than a majority of the Company Board. Upon the request of Parent or the Offeror, the Company must use its best efforts to promptly (and in any event within one (1) business day) either increase the size of the Company Board (including by amending the by-laws of the Company, if necessary) or to secure the resignations of such number of the Company's incumbent directors, or both, as necessary to enable the Offeror Designees to be so elected or appointed to the Company Board, and the Company shall take all actions available to effect the foregoing, in accordance with Section 14(f) of the Exchange Act, Rule 14f-1 promulgated thereunder and the applicable NASDAQ rules and regulations. At such time, the Company shall promptly, if requested by the Offeror, and subject to applicable law and NASDAQ listing standards, also take all action necessary to cause persons designated by the Offeror to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each of the subsidiaries of the Company and (iii) each committee (or similar body) of each such board.

Notwithstanding the foregoing, three members of the Company Board shall, at all times before the Effective Time, be Continuing Directors; provided that if there shall be in office less than three Continuing Directors for any reason, the Company Board shall cause the person designated by the remaining Continuing Directors to fill such vacancy, which designee shall be deemed to be a Continuing Director.

        From and after the time that the Offeror Designees are elected or appointed to the Company Board and before the Effective Time, subject to the terms of the Merger Agreement, the approval of a majority of the Continuing Directors shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) (i) any termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement by the Company, (iii) any decrease in or change of form of the Merger Consideration, (iv) any extension of time for performance of any obligation or action under the Merger Agreement by Parent or the Offeror, (v) any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, (vi) any determination that could reasonably be expected to adversely affect the receipt of the Merger Consideration by the holders of Shares (other than Parent and the Offeror) or (vii) any amendment to the Company's articles of organization or by-laws. The Continuing Directors shall have the authority to retain counsel (which may include current counsel to the Company), at the Company's reasonable expense, as determined appropriate by the Continuing Directors for the purpose of fulfilling their obligations under the Merger Agreement.

        Company Board Recommendation.    The Company has represented in the Merger Agreement that the Company Board, at a meeting duly called and held, has unanimously: (i) determined and declared advisable and in the best interest of the shareholders of the Company the Merger Agreement and the Transactions, (ii) approved the Offer and adopted and approved the Merger and the Merger Agreement, (iii) resolved to recommend that the shareholders of the Company accept the Offer and adopt and approve the Merger Agreement and the Merger if such adoption and approval is required by applicable law and (iv) resolved to take all actions such that the requirements and restrictions set forth in any Takeover Law that may purport to be applicable will not apply with respect to or as a result of the Merger Agreement or the Transactions (collectively, the "Company Recommendations").

The Top-Up Option.

        Under the Merger Agreement, the Company has granted us the Top-Up Option, which we may exercise in whole and not in part, and only once, at any time prior to the fifth (5th) business day after the Acceptance Time or if any Subsequent Offering Period is provided, during the five (5) business day period following the expiration date of the Subsequent Offering Period. The Top-Up Option shall also terminate, if not exercised, upon the earlier to occur of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms. If we elect to exercise the Top-Up Option, we will purchase from the Company, at a price per Share equal to the Offer Price, the Top-Up Shares provided that the Top-Up Option may only be exercised (i) to the extent the aggregate number of Top-Up Shares does not exceed the aggregate number of authorized Shares at the time of exercise of the Top-Up Option which are not then outstanding and (ii) if the Offeror irrevocably commits upon acquisition of the Top-Up Shares to effect the Merger. Based on the Company's representations in the Merger Agreement relating to capitalization, there will be 9,509,432 Shares available for the Top-Up Option and, therefore, we must acquire at least 12,731,894 Shares or approximately 88.2% of the number of Shares outstanding in order for there to be sufficient authorized but unissued Shares for us to exercise the Top-Up Option and acquire one Share more than 90% of the number of Shares then outstanding.

        The purchase price per share for any Shares purchased by the Offeror under the Top-Up Option will be paid by means of (i) cash or (ii) a promissory note having a principal amount equal to the aggregate purchase price for such Shares, or by any combination of cash and such promissory note. We expect the promissory note would be cancelled in connection with the Merger. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting us to effect a "short-form" merger pursuant to the applicable provisions of the MBCA without a vote of the Company's shareholders at a time when the approval of the Merger at a meeting of the Company's shareholders would be assured in any case because of our control of at least two-thirds (66 2/3%) of the Shares following completion of the Offer. Although we currently expect to purchase Shares pursuant to the Top-Up Option to the extent necessary for this purpose, there can be no assurance that we will ultimately do so. See Section 11—"The Merger Agreement and Other Agreements" and Section 12—"Purpose of the Offer; Plans for the Company" of this Offer to Purchase.

The Merger

        Following completion of the Offer, if applicable, and in accordance with the MBCA, the Offeror will be merged with and into the Company with the Company being the surviving corporation (the "Surviving Corporation").

        Articles of Organization and Bylaws.    At the Effective Time, the articles of organization, as amended, of the Company, as in effect immediately before the Effective Time, will be amended pursuant to the filing pursuant to the filing of the articles of merger (which shall include the amendments set forth in the exhibit to the Merger Agreement) with the Secretary of the Commonwealth of Massachusetts, and as so amended, will be the articles of organization of the Surviving Corporation. From the Effective Time, the by-laws, as amended, of the Company, as in effect immediately before the Effective Time, will be amended and restated to be identical to the by-laws of the Offeror as in effect immediately before the Effective Time, and as so amended, will be the by-laws of the Surviving Corporation.

        Directors.    From the Effective Time, the directors of the Offeror immediately before the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time.

        Officers.    From the Effective Time, the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

Merger Consideration

        Merger Consideration.    At the Effective Time, each issued and outstanding Share (other than Shares owned (i) by Parent, the Offeror or the Company or any of their respective wholly-owned subsidiaries, including the Contribution Shares and (ii) by any shareholders of the Company who properly exercise their appraisal rights, if applicable) will be cancelled and converted into the right to receive the Merger Consideration. All Shares that have been converted into the right to receive the Merger Consideration will automatically be canceled and will cease to exist.

        The Merger Agreement provides, among other things, that if prior to the Effective Time, there shall occur any change in the outstanding Shares, including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of Shares, or any stock dividend thereon, the Offer Price and the Merger Consideration (as applicable) and any other amounts payable pursuant to the Merger Agreement shall be appropriately and proportionately adjusted to reflect the effects of such change.

        Payment for Shares.    Parent designated American Stock Transfer & Trust Company, LLC (for such designation, the "Paying Agent") to make payment of the Merger Consideration. At the Effective Time, Parent will deposit or cause to be deposited, with the Paying Agent, cash sufficient to make payment of the aggregate consideration payable to the shareholders in connection with the Merger (the "Exchange Fund").

        As soon as reasonably practicable after the Effective Time, Parent or the Surviving Corporation will cause the Paying Agent to mail to each holder of record of a Share Certificate or Book-Entry Shares a Letter of Transmittal and instructions for use in effecting the surrender of Share Certificates and Book-Entry Shares in exchange for the Merger Consideration. The Paying Agent will pay the Merger Consideration to the shareholders upon receipt of (1) surrendered Share Certificates representing the Shares or Book-Entry Shares and (2) a signed Letter of Transmittal and any other items specified by the Paying Agent. Surrendering shareholders will receive in exchange the Merger Consideration, without interest. Parent, the Offeror, the Surviving Corporation and the Paying Agent will be entitled to reduce the amount of any Merger Consideration paid to the shareholders by any applicable withholding taxes.

        Any portion of the Exchange Fund that remains undistributed to the holders of Share Certificates or Book-Entry Shares six (6) months after the Effective Time shall be delivered to the Surviving Corporation upon demand and any holder of a Share Certificate or a Book-Entry Share who has not previously complied with the surrender procedures before the end of such six (6) month period shall thereafter look only to the Surviving Corporation for payment of its claim for the Merger Consideration.

        Treatment of Stock Options and Restricted Stock Units.    Each Stock Option that is outstanding immediately before the Effective Time, and that is not then vested and exercisable, shall become fully vested and exercisable fifteen days prior to the Effective Time. As of the Effective Time, each Stock Option that was outstanding and unexercised immediately before the Effective Time shall be cancelled in exchange for the right to receive from Parent or the Surviving Corporation immediately after the Effective Time, a lump sum cash payment (without interest), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign law with respect to the making of such payment, equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the per share exercise price for such Stock Option and (ii) the total number of Shares underlying such Stock Option. Each Restricted Stock Unit that is outstanding immediately prior to the Effective Time will, if not already vested, automatically vest in connection with the Merger and, at the Effective Time, each such Restricted Stock Unit will be cancelled, terminated and converted into the right to receive the Merger Consideration.

Representations and Warranties

        Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and the Offeror, including representations relating to: corporate organization; capitalization; authority; no violation, required filings and consents; SEC filings, controls and procedures; financial statements; absence of undisclosed liabilities; absence of certain changes or events; broker's fees; legal proceedings; permits, compliance with applicable laws; taxes and tax returns; employee benefit programs; labor and employment matters; material contracts; properties; state takeover laws, required stockholder vote; intellectual property; insurance; opinion of financial advisor; Schedule 14D-9; certain compensation arrangements; environmental liability; affiliate transactions; waiver or termination of rights; leases and no other representations or warranties.

        Certain representations and warranties in the Merger Agreement made by the Company are qualified as to "materiality" or "Material Adverse Effect." For purposes of the Merger Agreement, "Material Adverse Effect" means, with respect to the Company, any change, event, circumstance, occurrence, development or effect (a "Change"), individually or in the aggregate with all other Changes, that (i) has had or would reasonably be expected to have a material adverse effect on the business, assets (tangible or intangible), liabilities, operations, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) prevents or materially delays the Company's ability to perform its obligations under the Merger Agreement; provided that no Change resulting from of any of the following (to the extent arising after the date of the Merger Agreement) shall be deemed to be or constitute a Material Adverse Effect:

  i.
  general economic conditions in the United States or any other country or region in the world, or changes in the global economy generally;

  ii.
  conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world;

  iii.
  conditions (or changes in such conditions) in the industries in which the Company and its subsidiaries conduct business;

  iv.
  acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

  v.
  earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters in the United States or any other country or region in the world;

  vi.
  any action taken, or failure to take action, in each case which Parent has requested or approved or to which Parent has consented, and any action not taken by the Company due to Parent's refusal to reasonably consent thereto, in each case in and of itself;

  vii.
  changes in law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof);

  viii.
  the announcement of the Merger Agreement or the pendency or consummation of Offer or the Merger;

  ix.
  any termination or diminution of relationships by customers, suppliers or any other person having a commercial contractual relationship with the Company or any of its subsidiaries or the termination by employees of their employment with the Company or any or its subsidiaries, in each case, as a result of the announcement or pendency of the Offer;

  x.
  any suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, appellate proceeding), hearing, audit, or examination commenced, brought, conducted or heard by or before, or otherwise involving, any court or other governmental authority or any arbitrator or arbitration panel (a "Proceeding"), brought or threatened by any holder of the Shares (on their own behalf or on behalf of the Company) arising from allegations of a breach of fiduciary duty or other violation of law relating solely to the Merger Agreement or the Transactions; and

  xi.
  (A) changes in the price or the trading volume of Company's Common Stock, in and of itself, (B) any failure by the Company to meet any public estimates or expectations of the Company's revenue, earnings or other financial performance or results of operations for any period, in and of itself, or (C) any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood, in each case, that the facts or occurrences giving rise or contributing to any such change or failure may, individually or in the aggregate, be deemed to constitute, or be taken into account in determining whether there has been, or would be, a Material Adverse Effect);

provided, that the Changes referred to in clauses (iii), (iv), (v) and (vii) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be, a Material Adverse Effect if and to the extent such Changes have had or would reasonably be expected to have a disproportionate adverse effect on the Company, as compared to other companies operating in the industries in which the Company operates.

        Pursuant to the Merger Agreement, Parent and the Offeror have made customary representations and warranties to the Company, including representations relating to: corporation organization; authority; consents and approvals; broker's fees; legal proceedings; available funds and offer documents, proxy statement and parent information.

        None of the representations and warranties in the Merger Agreement will survive consummation of the Merger, and cannot be the basis for claims under the Merger Agreement by either party after termination of the Merger Agreement except as a result of fraud or willful breach.

Covenants

        Company Conduct of Business Covenants.    The Merger Agreement provides that, at all times from the execution of the Merger Agreement until the Effective Time, except as otherwise expressly contemplated therein or schedules thereto, the Company will, and will cause, each of its subsidiaries to (x) conduct its business in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws (including the rules of NASDAQ, excluding any shareholder voting requirements contained therein) and accounting standards (including GAAP), and use commercially reasonable efforts to keep intact its business organization and goodwill, keep available the services of its officers and employees and preserve the relationships with those persons having business dealings with the Company or any of its subsidiaries. The Company further agreed, except as set forth in the Company's confidential disclosure letter to the Merger Agreement, and during the period from the date of the Merger Agreement until the Effective Time, not to, and to cause each of its subsidiaries not to, take any of the following actions without the prior written consent of Parent:

          a)    amend its articles of organization, certificate of incorporation or bylaws, joint venture documents, partnership agreements or equivalent organizational documents;

          b)    (i) issue, deliver, sell, pledge, transfer, dispose of or encumber any shares of capital stock or other equity or voting interests of the Company or any its subsidiaries or any securities convertible into, exchangeable or exercisable for or representing the right to subscribe for, purchase or otherwise receive any such shares or interests or any stock appreciation rights, "phantom" stock rights, performance units, rights to receive shares of capital stock or other rights that are linked to the value of the Company's Common Stock or the value of the Company or any of its subsidiaries or any part thereof, provided that none of the foregoing shall prohibit the issuance of the Company's Common Stock upon the exercise of the Stock Options or the settlement of the Restricted Stock Units, in each case outstanding as of the date of the Merger Agreement, or (ii) effect any stock split, stock combination, stock reclassification, reverse stock split, stock dividend, recapitalization or other similar transaction;

          c)     grant, confer or award any option, right, warrant, deferred stock unit, conversion right or other right not existing on the date hereof to acquire any of its shares of capital stock or shares of deferred stock, restricted stock awards, restricted stock units, stock appreciation rights, "phantom" stock awards or other similar rights that are linked to the value of the Company's Common Stock or the value of the Company or any of its subsidiaries or any part thereof (whether or not pursuant to the Company Stock Plan);

          d)    (i) except to the extent required under existing plans or arrangements set forth in the Merger Agreement, increase any compensation or benefit (other than in the ordinary course of business consistent with past practice to non-executive officer employees, and not to exceed $250,000 in the aggregate) of, or enter into or amend any employment or severance agreement with (or pay any amounts under any compensation plans) any current or former director, officer, employee, independent contractor or consultant of the Company or any of its subsidiaries (the "Company Personnel"), (ii) grant any bonuses, other than in the ordinary course of business consistent with past practice, and not to exceed $250,000 in the aggregate (including grants of bonuses to new hires), to any Company Personnel, (iii) adopt any new compensation plans (including any stock option, stock benefit or stock purchase plan) or amend or modify any existing compensation plans (except for amendments required by law to be effected prior to the Effective Time), or accelerate the vesting of any compensation (including equity-based awards) for the benefit of any Company Personnel or grant or amend any award under any compensation plans (including the grant of any equity or equity-based or related compensation), (iv) provide any funding for any rabbi trust or similar arrangement, (v) grant to any Company Personnel any right to receive any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein, (vi) hire or otherwise employ any individual other than in the ordinary course of business consistent with past practice or (vii) terminate certain key employees other than for cause (including misconduct or breach of company policy);

          e)    (i) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, stock or other property or any combination thereof) with respect to any shares of its capital stock or other equity or voting interests, other than such cash dividends as are expressly described in or permitted by the Company's confidential disclosure letter to the Merger Agreement, but in all cases, subject to the terms thereof (or distributions from a wholly-owned subsidiary of the Company to another subsidiary of the Company or to the Company), or (ii) directly or indirectly redeem, purchase or otherwise acquire any of its shares of capital stock of, or other equity or voting interest in, any of the Company or any of its subsidiaries, or any options, warrants, calls or rights to acquire any such stock or other securities, other than in connection with tax withholdings and exercise price settlement upon the exercise of the Stock Options or the settlement of Restricted Stock Units outstanding on the date of the Merger Agreement;

          f)     (i) transfer, sell, lease, sublease, license, sublicense or otherwise dispose of any material assets or properties of the Company or any of its subsidiaries or (ii) mortgage or pledge any of the property or assets of the Company or any of its subsidiaries, or subject any such property or assets to any other encumbrance (except as permitted by the Merger Agreement), other than, in the case of both (i) and (ii), in the ordinary course of business consistent with past practice;

          g)     except in the ordinary course of business consistent with past practice, enter into, or amend or terminate certain contracts described in the Merger Agreement or any lease or sublease (excluding contracts with respect to capital expenditures, which are described in clause (h) below); provided that in no event shall the Company enter into any procurement contracts that require or involve the payment by the Company or any of its subsidiaries of more than $100,000 individually or $250,000 in the aggregate;

          h)    make any capital expenditures in excess of $100,000 individually or $200,000 in the aggregate;

          i)     (A) merge with, enter into a consolidation with or otherwise acquire a material portion of the outstanding equity interests in any person or acquire any portion of the assets or business of any person (or any division or line of business thereof) or (B) otherwise acquire (including, through leases, subleases and licenses of real property) any assets, except, in the case of this clause (B), in the ordinary course of business consistent with past practice; provided that no acquisitions that would reasonably be expected to make it more difficult in any material respect to obtain any approval or authorization required in connection with the transactions contemplated hereby under any law or that would reasonably be expected to prevent, delay, or impede consummation of the transactions contemplated hereby shall be permitted without consent;

          j)     write down or write up or fail to write down or write up the value of any receivables or revalue any assets of the Company or any of its subsidiaries other than in the ordinary course of business and in accordance with GAAP;

          k)    create, incur or assume any indebtedness for borrowed money, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another person, enter into any agreement to maintain any financial statement condition of another person or enter into any arrangement or amend or modify any existing arrangement having the economic effect of any of the foregoing, except for (i) letters of credit or replacement letters of credit entered into in the ordinary course of business and consistent with past practice; (ii) any indebtedness owed to the Company by any of its direct or indirect wholly-owned subsidiaries; or (iii) purchase money debt, capital leases or guarantees in the ordinary course of business not involving indebtedness of more than $250,000 in the aggregate. The foregoing shall not restrict the Company and each of its subsidiaries from incurring indebtedness in connection with its lease business that complies with the terms of the Credit Facilities;

          l)     change any of its methods, principles or practices of financial accounting currently in effect other than as required by GAAP as concurred by its independent registered accountants;

          m)   (i) modify or amend in a manner that is adverse in a material respect to the Company or any of its subsidiaries, or accelerate, terminate or cancel, certain contracts described in the Merger Agreement or any lease, (ii) enter into, amend or modify any agreement with persons that are affiliates of the Company, or (iii) enter into, extend or renew any contract which, if executed before the date of the Merger Agreement, would have been required to be disclosed pursuant to Merger Agreement, other than, in each case, in the ordinary course of business consistent with past practice;

          n)    transfer or license on an exclusive basis to any person any rights to certain intellectual property described in the Merger Agreement;

          o)    authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its subsidiaries;

          p)    form any subsidiary;

          q)    settle, pay or discharge any litigation, investigation, or arbitration, other than the settlement, payment, discharge or satisfaction in the ordinary course of business consistent with past practice;

          r)     knowingly take or fail to take any action in breach of the Merger Agreement for the purpose of (or which would be reasonably expected to) materially delaying or preventing the consummation of the transactions contemplated thereby (other than as required by law); and

          s)     authorize any of, or commit, resolve, offer or agree to take any of, the foregoing actions or any other action inconsistent with the foregoing.

Notwithstanding the foregoing, (i) certain grants of equity to members of the Company Board for 2014 board service and to management under the Company Stock Plan and (ii) a single quarterly cash dividend on the Company's Common Stock in an amount not to exceed $0.08 per Share, and with a record date no later than January 12, 2015 and a payment date on or before the date of the scheduled Acceptance Time (such dividend, the "Dividend"), are permitted in accordance with the Company's confidential disclosure letter to the Merger Agreement.

        Company Proxy Statement; Shareholders Meeting.    If the adoption and approval of the Merger Agreement and approval of the Merger by the Company's shareholders is required by applicable law in order to consummate the Merger, the Company, acting through the Company Board, shall in accordance with applicable law, duly set a record date for, call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following the acceptance for payment of, and payment for, Shares by the Offeror pursuant to the Offer and the expiration of any Subsequent Offering Period (the "Company Shareholders Meeting") for the sole purpose of obtaining the Company Stockholder Approval (as defined below). Under such circumstances, the Merger Agreement provides that the Company will prepare and file a definitive proxy statement (the "Proxy Statement"). The Merger Agreement also provides that the Company and Parent, as the case may be, will furnish all information concerning the Company or Parent as the other party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement. Subject to the fiduciary duties of the Company Board, the Company will include in the Proxy Statement the Company Recommendations that the Company's shareholders vote in favor of the adoption and approval of the Merger Agreement and approval of the Merger.

  No Solicitation.

        Immediately upon execution of the Merger Agreement, the Company will, and will cause its subsidiaries and its and their respective directors, officers and employees to, and shall use its best efforts to cause all of its and their respective other representatives to (i) cease immediately and cause to be terminated any and all existing activities, discussions, negotiations or offer pending on the date of the Merger Agreement that constitute, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below), (ii) request the prompt return or destruction of all confidential information previously furnished to any person within the last 12 months for the purposes of evaluating a possible Acquisition Proposal and (iii) terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal. The Company will not, and will cause each of its subsidiaries not to, release any person from, or waive, amend or modify any provision of, or grant permission under, (A) any standstill provision in any agreement to which the Company or any of its subsidiaries is a party or (B) any confidentiality provision in any agreement to which the Company or any of its subsidiaries is a party and will use reasonable best efforts to enforce its rights thereunder; provided, that (x) the Merger Agreement shall not prohibit any waiver, amendment, modification or permission under a confidentiality provision entered into in connection with the ordinary course operation of the Company's business that does not, and would not reasonably be expected to, facilitate or encourage a possible Acquisition Proposal, and (y) notwithstanding anything to the contrary in the Merger Agreement, before the Acceptance Time, the Company may, to the extent the Company Board determines in good faith, after consultation with the Company's outside legal counsel, that the enforcement of any confidentiality, standstill or similar agreement would reasonably be likely to be inconsistent with its fiduciary obligations under applicable law, not enforce any such agreement to which the Company or any of its subsidiaries is a party; provided, in each case, that the Company has not breached and is not in breach of, and the taking of such actions would not result in a breach by the Company of, the Merger Agreement. Except to the extent otherwise permitted by the proviso in the foregoing sentence, the Company will, and will cause each of its subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement.

        Upon execution of the Merger Agreement, the Company shall not, and shall cause its subsidiaries and its and their respective directors, officers and employees not to, and shall use reasonable best efforts to cause all of its and their respective other representatives not to, (i) directly or indirectly initiate, solicit, or knowingly encourage or knowingly facilitate any inquiries regarding, or the submission of any indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish any non-public information to any person (other than Parent or the Offeror) in connection with, or take any other action intended to, or that would reasonably be expected to, facilitate the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, (iii) enter into any letter of intent or agreement related to an Acquisition Proposal (other than a confidentiality agreement as contemplated by the Merger Agreement), or (iv) approve or recommend an Acquisition Proposal.

        At any time prior to the Acceptance Time, if the Company or its representatives receive an unsolicited bona fide written Acquisition Proposal that did not result from a breach of the Merger Agreement and the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that (i) such Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal (as defined below), and (ii) the failure to so respond to such Acquisition Proposal would reasonably be likely to result in a breach of its fiduciary duties to the Company's shareholders under applicable law, the Company may take the following actions: (A) furnish information with respect to the Company and/or any its subsidiaries to the third party making such Acquisition Proposal (a "Qualified Bidder"); provided the Company first receives from the Qualified Bidder a duly executed confidentiality and standstill agreement that (x) contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement and (y) expressly permits the Company to comply with the provisions of the Merger Agreement (an "Acceptable Confidentiality Agreement"), and provided further that the Company concurrently provides or makes available to Parent any information concerning the Company or its subsidiaries provided to such third party which was not previously provided to Parent and (B) engage in discussions or negotiations with the Qualified Bidder and its representatives with respect to the Acquisition Proposal.

        For purposes of the Merger Agreement, "Acquisition Proposal" means any inquiry, indication of interest, proposal or offer for any transaction or series of related transactions, whether or not in writing, involving (i) a merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction involving the Company, pursuant to which any person or "group" (as defined in Section 13(d) of the Exchange Act), other than the holders of the Company's Common Stock (as a group) immediately before the consummation of such transaction, would hold securities representing 15% or more of the voting power of the Company after giving effect to the consummation of such transaction, (ii) a direct or indirect sale, lease (other than any purchase of assets from dealers or any lease of assets to customers in the Company's ordinary course of business), license, exchange, mortgage, pledge, transfer or other acquisition of assets that constitute at least 15% of the assets of the Company and its subsidiaries, taken as a whole, (iii) a purchase, tender offer or other acquisition (including by way of merger, consolidation, stock exchange or otherwise) of "beneficial ownership" (as defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing 15% or more of the voting power of the Company or any of its subsidiaries, (iv) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or any of its subsidiaries or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company or any of its subsidiaries; provided that the term "extraordinary dividend" will not include quarterly dividends paid in the ordinary course of business on the Shares in amounts not exceeding $0.08 per Share, or (v) any combination of the foregoing; provided that the term "Acquisition Proposal" shall not include the Offer and the Merger or the Transactions.

        For the purposes of the Merger Agreement, "Superior Proposal" means any bona fide written Acquisition Proposal (with all references to 15% in the definition of Acquisition Proposal being treated as references to 66 2/3% for purposes of this definition) made by a third party (A) on terms which the Company Board determines, in good faith, after consultation with outside counsel and its financial advisor, are more favorable to the Company's shareholders from a financial point of view than the Offer and the Merger, taking into account all the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and the Merger Agreement and (B) that the Company Board determines is reasonably likely to be completed on a timely basis on the terms proposed, taking into account all financial, regulatory, financing, timing, conditionality, legal and other aspects of such proposal.

        Change in Recommendation/Termination in Connection with a Superior Proposal.    The Merger Agreement provides that neither the Company Board nor any committee of the Company Board may (i)(A) withhold, withdraw, change, qualify, or modify in any manner adverse to Parent or the Offeror the Company Recommendations, or propose publicly to withdraw, qualify or modify in any manner adverse to Parent or the Offeror, the Company Recommendations (or any portion thereof), or resolve to take any such action, (B) approve, adopt, endorse or recommend, or propose publicly to approve, adopt, endorse or recommend, any Acquisition Proposal or resolve to take any such action, (C) following the date any Acquisition Proposal or any material modification thereto is first made public or sent or given to the Company's shareholders, fail to issue a press release reaffirming the Company Recommendations within five (5) business days after a written request by Parent to do so (or, if earlier, by the second (2nd) business day prior to the then-scheduled expiration date of the Offer) or (D) fail to include the Company Recommendations in the Schedule 14D-9 when disseminated to the Company's shareholders (any of the foregoing, an "Adverse Recommendation Change") or (ii) approve, or authorize, cause or permit the Company or any of its subsidiaries to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with the applicable provisions of the Merger Agreement) (an "Acquisition Agreement"), or resolve, agree or publicly propose to take any such action.

        However, if the Company Board receives a Superior Proposal that did not result from a breach of the Merger Agreement, provided that Company Board determines, in good faith, after consultation with outside counsel and its financial advisor, that the failure to take such action would violate its fiduciary duties under applicable law, the Company Board may make an Adverse Recommendation Change and/or the Company may terminate the Merger Agreement in order to enter into a definitive agreement relating to such Superior Proposal; provided that prior to so making an Adverse Recommendation Change or terminating the Merger Agreement:

  (i)
  the Company gives Parent at least three (3) business days' prior written notice of its intention to take such action, specifying, in reasonable detail, the reasons therefor, and the material terms and conditions of, and the identity of the person making, any such Superior Proposal and a copy of the Superior Proposal and any proposed Acquisition Agreements and financing commitments relating thereto;

  (ii)
  the Company negotiates, and uses reasonable best efforts to cause its representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of the Merger Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal;

  (iii)
  upon the end of such notice period, the Company Board considers in good faith any revisions to the terms of the Merger Agreement proposed in writing by Parent, and determines, in good faith, after consultation with outside counsel and its financial advisor, that the Superior Proposal would continue to constitute a Superior Proposal even if the revisions proposed by Parent were to be given effect; and

  (iv)
  in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, deliver to Parent an additional notice consistent with that described in clause (i) of this proviso and a new notice period under clause (i) of this proviso shall commence (except that the three (3) business day notice period referred to in clause (i) of this proviso shall instead be equal to the longer of (A) two (2) business days and (B) the period remaining under the notice period under clause (i) of this proviso immediately prior to the delivery of such additional notice under this clause (iv)) during which time the Company shall be required to comply with the requirements of the Merger Agreement anew with respect to such additional notice, including clauses (i) through (iv) of this proviso; provided further, that notwithstanding anything to the contrary in the Merger Agreement, neither the Company nor any of its subsidiaries shall enter into any Acquisition Agreement unless the Merger Agreement has been terminated in accordance with its terms.

        Further, the Merger Agreement allows the Company Board, at any time before the Acceptance Time and in response to an Intervening Event (as defined below), to effect an Adverse Recommendation Change under clause (A) or (D) of the definition thereof if, and only if, Company Board has concluded in good faith, after consultation with its outside counsel and its financial advisor, that the failure to take such action would violate its fiduciary duties under applicable law; provided that the Company Board shall not be entitled to take such action pursuant to this sentence unless (x) the Company has provided to Parent at least five (5) business days' prior written notice advising Parent that the Company Board intends to take such action and describing in reasonable detail the Intervening Event and the reasons for taking such actions, (y) during such five (5) business day period, if requested by Parent, the Company engages (and uses reasonable best efforts to cause its representatives to engage) in good faith negotiations with Parent to enable Parent to propose revisions to the terms of the Merger Agreement such that it would permit Company Board not to make an Adverse Recommendation Change pursuant to this sentence, and (z) upon the end of such five (5) business day period, the Company Board shall consider in good faith any revisions to the terms of the Merger Agreement proposed in writing by Parent, and following the fulfillment of its obligations under clauses (x), (y) and (z) of this sentence nevertheless determines, in good faith, after consultation with outside counsel and its financial advisor, that the Company Board's failure to make an Adverse Recommendation Change under clause (A) or (D) of the definition thereof would reasonably be expected to violate its fiduciary duties under applicable law. Any such Adverse Recommendation Change shall not change the approval of the Merger Agreement or any other approval of the Company Board, nor shall any Adverse Recommendation Change have the effect of causing any Takeover Law to be applicable to the transactions contemplated the Merger Agreement, including the Offer and the Merger.

        For the purposes of the Merger Agreement, "Intervening Event" means any material event, development, circumstance or occurrence arising after the date of the Merger Agreement that was neither known to the Company Board nor reasonably foreseeable as of or prior to such date; provided that in no event shall the receipt, existence or terms of an Acquisition Proposal (whether or not a Superior Proposal) or any event arising therefrom, relating thereto or any consequence thereof, constitute an Intervening Event.

        Employee Benefits.    Parent has agreed with the Company that, subject to the accuracy and completeness of the Company's representations with respect to employee benefits and compensation, it will, for a period of twelve (12) months following the Effective Time, cause the Surviving Corporation and its subsidiaries to provide to each Company Personnel who remains employed after the Effective Time (collectively, the "Company Employees") hourly wages, base salary, cash incentive opportunities, health and other welfare benefit plans, programs and arrangements (in each case excluding equity compensation and any defined benefit plan) that are substantially comparable, in the aggregate, to the compensation, wages, salary, cash incentive opportunities, health and other welfare benefit plans, programs and arrangements (in each case excluding equity compensation and any defined benefit plan) provided to such Company Employees immediately before the Effective Time.

        Parent shall cause the Surviving Corporation to, treat, and cause the applicable benefit plans in which the Company Employees are entitled to participate to treat, the service of Company Employees with the Company or any of its subsidiaries attributable to any period before the Effective Time as service rendered to Parent, the Surviving Corporation or any subsidiary of Parent for all eligibility to participate and vesting purposes.

        Parent also agreed to use reasonable efforts to cause the Surviving Corporation to waive any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any health or similar plan of the Surviving Corporation with respect to Company Employees and their eligible dependents, to the extent waived under the corresponding plan in which Company Employees participated immediately before the Acceptance Time, and any deductibles paid by Company Employees under any of the Company's or its subsidiaries' health plans in the plan year in which the Effective Time occurs shall be credited towards deductibles under the health plans of the Surviving Corporation or any subsidiary of the Surviving Corporation.

        Except as provided in the Merger Agreement, Company Employees shall be considered to be employed by Parent "at will" and nothing shall be construed to limit the ability of Parent or the Surviving Corporation to terminate the employment of any such Company Employee at any time.

        Financing.    Under the Merger Agreement, Parent has agreed to use its best efforts to (i) maintain in effect the Commitment Letter, (ii) satisfy on a timely basis all conditions applicable to Parent and the Offeror to obtaining the cash funds set forth in the Commitment Letter (the "Cash Merger Funds") that are within their control, and (iii) consummate the funding of the Cash Merger Funds at or prior to the Acceptance Time (with respect to amounts required to consummate the Offer) and at or prior to the Effective Time (with respect to amounts required to consummate the Merger), which may be in the form of all equity or a combination of equity and debt. In addition, Parent agreed on behalf of itself and the Offeror not to, without the prior written consent of the Company, amend, modify or supplement any of the conditions or contingencies to funding contained in the Commitment Letter or any other provision of the Commitment Letter, in either case, to the extent such amendment, modification or supplement would reasonably be expected to have the effect of materially adversely affecting the ability of Parent or the Offeror to consummate the Transactions.

        Indemnification and Insurance of the Company's Directors and Officers.    The Merger Agreement provides that before the Effective Time, the Company will, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time until the sixth (6th) anniversary of the Effective Time, Parent and the Surviving Corporation will, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director or officer of the Company and each of its subsidiaries (collectively, the "Covered Parties") against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, investigation or Proceeding (whether arising before or after the Effective Time), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacities as officers or directors, in each case occurring before the Acceptance Time (including the Transactions).

        The Merger Agreement also provides that Parent and the Offeror agree that any rights to indemnification or exculpation now existing in favor of, and all limitations on the personal liability of each present and former director, officer, employee, fiduciary or agent of the Company and its subsidiaries (each, an "Indemnified Party") provided for in the respective organizational documents of the Company and its subsidiaries, in effect as of the date of the Merger Agreement, shall continue in full force and effect (and with respect to the Company, shall be reflected in the applicable organizational documents of such entity), for a period of six (6) years after the Acceptance Time. During such period, Parent shall not, nor shall it permit the Surviving Corporation to, amend, repeal or otherwise modify such provisions for indemnification in any manner that would materially and adversely affect the rights thereunder of any Indemnified Party in respect of actions or omissions occurring at or before the Acceptance Time (including, without limitation, the Transactions), unless such modification is required by law; provided that, in the event any claim or claims are asserted or made either before the Acceptance Time or within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

        In addition the Merger Agreement provides that at or before the Effective Time, the Company shall purchase directors' and officers' liability insurance (which by its terms shall survive the Offer and the Merger) for its directors and officers, which shall provide such directors and officers with coverage for six (6) years following the Effective Time on terms acceptable to the Company, so long as the aggregate cost of such insurance is less than 300% of the annual premium paid by the Company currently for its existing directors' and officers' liability insurance. Parent shall, and shall cause the Surviving Corporation to, maintain such policy in full force and effect, and continue to honor the obligations thereunder.

        Commercially Reasonable Best Efforts.    Each of the parties to the Merger Agreement has, subject to certain limitations, agreed to use its commercially reasonable best efforts to (i) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the Transactions as soon as practicable after the date of the Merger Agreement and (ii) obtain all requisite material consents, approvals, clearances and authorizations and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the Transactions.

        Takeover Laws.    The Company has agreed that if any Takeover Law becomes or is deemed to become applicable to the Company, the Offer, the acquisition of Shares pursuant to the Offer, the Top-Up Option, the Tender and Support Agreement, the Contribution, Non-Tender and Support Agreement, the Merger or the Transactions, then the Company Board will take all action necessary to render such Takeover Law inapplicable to the foregoing.

        Other Covenants.    The Merger Agreement contains other covenants, including covenants relating to obtaining third party consents and regulatory approvals, public announcements, access to information and confidentiality, notification of certain matters, credit facility cooperation, certain matters relating to Rule 14d-10(d) and Rule 16b-3 under the Exchange Act and additional agreements.

  Conditions to the Merger

        Conditions to Each Party's Obligation to Effect the Merger.    Each party's obligations to effect the Merger on the Closing Date are subject to satisfaction of the following conditions:

  •
  If required by law, the affirmative vote of the required amount of outstanding Shares entitled to vote at a shareholders' meeting to adopt the Merger Agreement (the "Company Stockholder Approval") has been obtained;

  •
  The Offeror shall have accepted for payment, or caused to be accepted for payment, Shares validly tendered and not withdrawn pursuant to the Offer in accordance with the terms thereof and the Merger Agreement;

  •
  All regulatory approvals required to consummate the Transactions shall have been obtained and shall remain in full force and effect and all statutory waiting periods applicable to the Merger shall have expired or been terminated; and

  •
  No order issued by any court or agency of competent jurisdiction or any governmental authority or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect. No law or order shall have been enacted, entered, promulgated, deemed applicable to the Merger or enforced by any governmental authority which prohibits, or makes illegal, consummation of the Merger.

  Conditions to the Offer

        For a description of the conditions to the Offer, see Section 14—"Certain Conditions of the Offer."

  Termination of the Merger Agreement

        The Merger Agreement may be terminated and the Offer and Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

          a)    by mutual written consent of the Company and Parent;

          b)    by the Company before the commencement of the Offer, if the Offeror fails to commence the Offer as provided in the Merger Agreement; provided that the Company may not terminate the Merger Agreement if such failure to commence the Offer resulted from the breach of the Merger Agreement by the Company;

          c)     by Parent or the Company if (i) the Offer shall have terminated or expired in accordance with its terms (subject to the rights and obligations of Parent and the Offeror to extend the Offer pursuant to certain provisions of the Merger Agreement or to provide one or more Subsequent Offering Periods pursuant to the Merger Agreement) without the Acceptance Time having occurred; provided that the right to terminate the Merger Agreement shall not be available to any party if the failure of any of the Offer Conditions or the Offeror's not having accepted for payment any Shares pursuant to the Offer is the result of such party's failure to fulfill any obligation under the Merger Agreement or (ii) the Offeror shall not have accepted for payment the Shares tendered pursuant to the Offer in accordance with the terms of the Merger Agreement and of the Offer on or before 9:30 a.m. Eastern time on April 12, 2015 (the "Outside Date");

          d)    by either Parent or the Company if any governmental authority of competent jurisdiction shall have issued a final and non-appealable order or taken any other action enjoining, restraining or otherwise prohibiting the consummation of the Offer or the Merger; provided that the party seeking to terminate the Merger Agreement shall have used its best efforts to have such order lifted if required by the Merger Agreement;

          e)    by Parent before the Acceptance Time, in the event the Company breaches or fails to perform any representation, warranty, covenant or other agreement contained in the Merger Agreement, which breach or failure (i) would result in any of the events set forth in clauses 3(d) through 3(g) in Section 14—"Certain Conditions to the Offer" to occur and (ii) cannot be or has not been cured by the Company prior to the earlier of (x) 30 days after the giving of written notice to the Company of such breach and (y) the Outside Date; provided that Parent and the Offeror are not then in material breach of any representation, warranty or covenant contained in the Merger Agreement;

          f)     by the Company before the Acceptance Time, in the event that, prior to the Acceptance Time, Parent or the Offeror shall have (i) breached or failed to perform in any material respect any of its covenants or obligations required to be performed by it under the Merger Agreement or (ii) breached any of its representations or warranties, in either case which breach or failure (A) would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger and (B) cannot be or has not been cured by Parent or the Offeror prior to the earlier of (x) 30 days after the giving of written notice to Parent and the Offeror of such breach and (y) the Outside Date; provided that the Company is not then in material breach of any representation, warranty or covenant contained in the Merger Agreement;

          g)     by Parent if, before the Acceptance Time, (i) the Company Board shall have failed to publicly recommend to the Company's shareholders that they tender their Shares into the Offer and/or vote in favor of the adoption and approval of the Merger Agreement and approval of the Merger, including by failing to include the Company Recommendations in the Schedule 14D-9, (ii) the Company Board shall have effected an Adverse Recommendation Change, (iii) the Company Board shall have approved, or recommended that the Company's shareholders accept or approve, an Acquisition Proposal, or failed to recommend that the Company's shareholders not tender their Shares pursuant to an Acquisition Proposal, (iv) the Company shall have breached in any material respect the provisions described in "—Covenants—No Solicitation" (the "No Solicitation Provisions"), and such violation or breach has resulted in the receipt by the Company of an Acquisition Proposal, or (v) the Company Board shall have resolved to do any of the foregoing; or

          h)    by the Company if (subject to compliance with paragraph (b) under "—Effects of Termination" below), before the Acceptance Time, the Company Board shall have effected an Adverse Recommendation Change in respect of a Superior Proposal in accordance with the No Solicitation Provisions, and substantially simultaneously with such termination the Company enters into an Acquisition Agreement with respect to such Superior Proposal.

  Effects of Termination

        In the event of termination of the Merger Agreement, the Merger Agreement will immediately become null and have no effect, without any liability or obligation on the part of Parent, the Offeror, or the Company or their respective subsidiaries or any of the officers or directors, except that:

  •
  the Company may have liability as provided below under "—Termination Fees and Expenses"; and

  •
  no such termination will relieve any party from liability arising out its willful breach of any provision of the Merger Agreement or any other agreement delivered in connection therewith or any fraud.

  Termination Fees and Expenses

        Payable by the Company.    The Company has agreed to pay Parent a $6.5 million termination fee (the "Termination Fee") if:

  •
  the Merger Agreement is terminated by Parent pursuant to paragraph (g) above;

  •
  the Merger Agreement is terminated by the Company pursuant to paragraph (h) above; or

  •
  (A) after the date of the Merger Agreement, an Acquisition Proposal is made directly to the Company's shareholders or otherwise becomes publicly known, or any person publicly proposes or announces an intention to make an Acquisition Proposal, in each case that is not publicly withdrawn prior to the fourth (4th) business day prior to the final expiration date of the Offer, (B) thereafter the Merger Agreement is terminated by either Parent or the Company pursuant to paragraph (c) above or by Parent pursuant to paragraph (e) above and (C) within 12 months of such termination (1) any transaction included within the definition of Acquisition Proposal is consummated or (2) the Company or any of its subsidiaries enters into a definitive agreement to consummate any transaction within the definition of Acquisition Proposal (whether or not involving the same Acquisition Proposal or the person making the Acquisition Proposal referred to in clause (A) of this bullet point); provided that, for purposes of this clause (C), all references to 15% in the definition of Acquisition Proposal shall be treated as references to 50%;

provided, that, in the event of a termination of the Merger Agreement pursuant to paragraph (e) above, the Termination Fee payable pursuant to the third bullet point above shall be reduced to the amount of any Parent Expenses (as defined below) that have been paid or are payable by the Company to Parent described below in "—Reimbursement of Parent Expenses."

        Reimbursement of Parent Expenses.    The Company has agreed to pay Parent the lesser of (i) the amount of all Parent Expenses and (ii) $2.0 million for expenses incurred in connection with the Merger Agreement if the Merger Agreement is terminated pursuant to paragraph (e) above (other than a termination that would not have occurred but for the failure of Parent or the Offeror to fulfill its or their obligations thereunder).

        The term "Parent Expenses" means the aggregate amount of all fees and expenses of Parent and its affiliates that have been paid or that may become payable in connection with the preparation and negotiation of the Merger Agreement and otherwise in connection with the Merger and the Transactions, including, without limitation, fees and expenses of accountants, attorneys and financial advisors, and all filing fees (including any HSR or antitrust filing fees).

        Liability Cap.    Other than with respect to any willful breach of the Merger Agreement by the Company, Parent's right to receive the Termination Fee and Parent's right to receive reimbursement of expenses are the sole and exclusive remedy of Parent and the Offeror with respect to the Merger Agreement and the Transactions. Upon payment of the Termination Fee and reimbursement of expenses, the Company will have no further liability to Parent or the Offeror relating to the Merger Agreement.

  Modification or Amendment

        Subject to compliance with applicable law, the Merger Agreement may be amended by the parties thereto at any time before or after approval of the matters presented in connection with the Merger to the Company's shareholders; provided that, after the adoption of the Merger Agreement and the approval of the Transactions by the Company's shareholders, no amendment of the Merger Agreement shall be made which by law requires further approval by the Company's shareholders without obtaining such approval.

  Specific Performance

        The parties to the Merger Agreement have agreed that irreparable harm would occur in the event that the provisions contained in the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties to the Merger Agreement have accordingly agreed that such parties shall be entitled to an injunction or injunctions, without the posting of any bond, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof (including consummation of the Offer, the Closing and the Effective Time) in the Massachusetts courts, this being in addition to any other remedy to which they are entitled at law or in equity. Each party to the Merger Agreement has waived the defense that a remedy at law would be adequate in any action for specific performance.

  Tender and Support Agreement

        Certain members of the Company Board, as owners of 5,014,674 Shares in the aggregate, entered into the Tender and Support Agreement that, among other things (i) restricts the transfer of their Shares, (ii) obligates them to vote their Shares against approval of any proposal made in opposition to, or in competition with, the consummation of the Offer, the Merger or the Transactions and (iii) obligates them to tender all their Shares in the Offer not later than the fifth (5th) business day after the commencement of the Offer.

        Based on the number of Shares outstanding as of December 12, 2014, the number of Shares owned by the shareholders that entered into the Tender and Support Agreement and eligible to be tendered in the Offer represent approximately 34.7% of the Company's issued and outstanding Common Stock.

        This summary is qualified in its entirety by reference to the Form of Tender and Support Agreement, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.

  Contribution, Non-Tender and Support Agreement

        In connection with the Merger Agreement, the Contribution Shareholders entered into the Contribution, Non-Tender and Support Agreement. The following summary of certain provisions of the Contribution, Non-Tender and Support Agreement is qualified in its entirety by reference to the Contribution, Non-Tender and Support Agreement itself, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference. Shareholders and other interested parties should read the Contribution, Non-Tender and Support Agreement in its entirety for a more complete description of the provisions summarized below.

        Pursuant to the Contribution, Non-Tender and Support Agreement, the Contribution Shareholders agreed to become limited partners of Parent and to transfer, deliver and contribute the Contribution Shares to the capital of Parent (the "Contribution"). Upon and in consideration of such Contribution, the Contribution Shareholders will be admitted as limited partners of Parent. The Contribution Shares represent approximately 25.7% of the Shares beneficially owned by the Contribution Shareholders in the aggregate and approximately 1.8% of the issued and outstanding Shares as of December 12, 2014. The Contribution will be completed after the Acceptance Time and prior to the Effective Time. The Contribution is conditioned on, among other customary conditions, the satisfaction of the Minimum Condition, the purchase by Parent of all Shares validly tendered pursuant to the Offer, and the satisfaction or waiver by Parent or the Company, as applicable, of all the other conditions to the Merger under the Merger Agreement.

        In addition, pursuant to the Contribution, Non-Tender and Support Agreement, the Contribution Shareholders have agreed that such Contribution Shareholders will not tender any of their respective Shares into the Offer without the prior written consent of Parent. Shares owned by the Contribution Shareholders, other than the Contribution Shares, will be converted in the Merger into the right to receive the Merger Consideration. The Contribution Shareholders have also agreed to vote all Shares beneficially owned or controlled by such Contribution Shareholders, in connection with any meeting of the Company's shareholders or any action by written consent in lieu of a meeting of shareholders:

  •
  in favor of adopting the Merger Agreement and the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and the Contribution, Non-Tender and Support Agreement and any other matter that must be approved by the shareholders of the Company in order to consummate the Transactions;

  •
  against any Acquisition Proposal; and

  •
  against any proposal, action or agreement that would result in any of the conditions to the consummation of the Merger not being fulfilled or satisfied.

        During the term of the Contribution, Non-Tender and Support Agreement, except as otherwise provided therein or as required by applicable law, each Contribution Shareholder will not:

  •
  transfer, pledge, hypothecate, encumber, assign or otherwise dispose of his respective Shares, except with Parent's prior written consent;

  •
  grant any proxy, power-of-attorney or other authorization or consent in or with respect to his respective Shares that would be inconsistent with the voting or consent obligations set forth under the Contribution, Non-Tender and Support Agreement; or

  •
  take any other action that would make any representation or warranty of such Contribution Shareholder untrue or incorrect in any material respect or restrict, limit or interfere in any material respect with the performance of such Contribution Shareholder's obligations under the Contribution, Non-Tender and Support Agreement.

        Except as permitted pursuant to the Merger Agreement, during the term of the Contribution, Non-Tender and Support Agreement, the Contribution Shareholders have agreed not to, and have agreed to use their respective reasonable best efforts to cause their respective representatives not to:

  •
  solicit, initiate, knowingly facilitate or knowingly encourage any inquiries regarding, or the submission or public announcement of any proposal or offer that constitutes any Acquisition Proposal;

  •
  furnish to any person (other than Parent) any information with respect to or in connection with, or take any other action intended to facilitate the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; or

  •
  resolve or agree to do any of the foregoing.

        During the term of the Contribution, Non-Tender and Support Agreement, the Contribution Shareholders have agreed to, and have agreed to direct and use their respective reasonable best efforts to cause their respective representatives to (i) immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any person or groups that may be ongoing with respect to any Acquisition Proposal or potential Acquisition Proposal as of the date of the Merger Agreement, (ii) request the prompt return or destruction of all confidential information with respect to any Acquisition Proposal or potential Acquisition Proposal previously furnished to any person and (iii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which such Contribution Shareholder or any of his respective representatives is a party with respect to any Acquisition Proposal, and to enforce the provisions of any such agreement.

        The Contribution Shareholders have agreed to notify Parent promptly (and in any event within 48 hours) of (i) any Acquisition Proposal and (ii) any inquiry or request for discussion or negotiation regarding an Acquisition Proposal received by such Contribution Shareholder or his respective representatives. Such notice shall include the name of the third party making such Acquisition Proposal, request or inquiry and the material terms and conditions of such Acquisition Proposal, request or inquiry. The Contribution, Non-Tender and Support Agreement does not limit any Contribution Shareholder's right, acting solely in such Contribution Shareholder's capacity as an officer or director of the Company, to fulfill the obligations of his respective office or perform any obligations required by his respective fiduciary duties.

        The Contribution Shareholders have also agreed not to commence or join, and agreed to take all actions necessary to opt out of, any class in any class action with respect to any claim, derivative or otherwise, against Parent, the Offeror, the Company or any of their respective affiliates or successors (i) challenging the validity of, or seeking to enjoin the operation of, any provision of the Contribution, Non-Tender and Support Agreement or the Merger Agreement or (ii) alleging a breach of any fiduciary duty of any person in connection with the negotiation and entry into the Contribution, Non-Tender and Support Agreement or the Merger Agreement.

        The Contribution, Non-Tender and Support Agreement will terminate upon the first to occur of (i) the date the Merger Agreement is terminated in accordance with its terms, (ii) the Effective Time and (iii) the mutual written consent of Parent and the Contribution Shareholders.

  Confidentiality Agreement

        On July 25, 2014, the Company and FIG, on behalf of itself and certain funds managed by it or its affiliates (including Fortress Credit Advisors), entered into a confidentiality agreement (the "Confidentiality Agreement") pursuant to which, in addition to other matters, FIG agreed to keep confidential all information furnished to it or its representatives by the Company, to use such material solely for purposes of evaluating and negotiating a possible transaction between the parties, and not to disclose that discussions are taking place concerning a possible negotiated transaction between the parties or the status thereof. FIG also agreed that during the term of the Confidentiality Agreement, unless the Company Board consented in advance, neither FIG's Credit Funds business nor anyone acting on its behalf would, directly or indirectly:

  •
  acquire or offer to acquire beneficial ownership of any securities or assets of the Company, including rights or options to acquire such ownership;

  •
  seek or propose to influence, advise, change or control the management, the Company Board, governing instruments or policies or affairs of the Company, including by means of the solicitation of proxies, or seeking to influence, advise or direct the vote of any holder of voting securities of the Company;

  •
  enter into any discussions, negotiations, arrangements or understandings with, or advise, assist or encourage, any third party with respect to the foregoing, or

  •
  disclose any intention, plan or arrangement to do any of the foregoing, or request the Company or any of its representatives, directly or indirectly, to amend, waive or terminate any provision of these "standstill" obligations.

        These "standstill" obligations on the part of Parent would terminate if another party, unaffiliated with FIG, initiates a tender or exchange offer for a majority of the outstanding shares of the Company's Common Stock which is not opposed by the Company, or if the Company publicly announces entering into a definitive agreement with a third party to merge with, or sell or otherwise dispose of all or substantially all of its assets.

        Additionally, FIG also agreed that for a period of twelve months from the date of the Confidentiality Agreement, FIG or its affiliates would not solicit to hire any senior employees of the Company, subject to certain exceptions.

        The obligations set forth in the Confidentiality Agreement expire on the earlier of the first anniversary of the date of the Confidentiality Agreement or FIG's participation in the contemplated transaction. Under the terms of the Merger Agreement, until the Effective Time, the provisions of the Confidentiality Agreement will remain in full force and effect in accordance with its terms. The summary of the Confidentiality Agreement contained herein is qualified by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(8) to the Schedule TO and which is incorporated herein by reference.

  Amended and Restated Employment Agreements

        Concurrently with the execution and delivery of the Merger Agreement, each of Richard F. Latour, James R. Jackson, Jr., and Steven J. LaCreta entered into an Employment Agreement with the Company in order to continue their employment with the Company following the Merger on substantially the same economic terms as provided for in their existing agreements with the Company. Each Employment Agreement will become effective upon the completion of the Merger for a term of one year, with automatic renewals upon each succeeding anniversary of the Effective Time unless either party gives at least 90 days' notice prior to a scheduled expiration that the term will not be extended. Mr. Latour's initial base salary will be $368,639, with annual increases determined by reference to regional consumer price index increases; Mr. Jackson's initial base salary will be $250,327; and Mr. LaCreta's initial base salary will be $166,419. Each executive will also be eligible to participate in an annual bonus program. Mr. Latour's agreement sets his target annual bonus at 80% of his annual salary for 2015 and 120% of his annual salary thereafter. Mr. Jackson's agreement sets his target annual bonus at 40% of his annual salary for 2015 and 60% of his annual salary thereafter. Mr. LaCreta's agreement sets his target annual bonus at 25% of his annual salary for 2015 and 37.5% of his annual salary thereafter. In lieu of the Company's current quarterly discretionary bonus plan, the executives will receive four quarterly payments totaling, in the aggregate, $165,818 (Mr. Latour), $71,076 (Mr. Jackson), and $35,532 (Mr. LaCreta) during 2015, subject to continued employment on each payment date. Each executive will be entitled to certain payments in the event that his employment is terminated without cause, or by the executive for good reason, including payments of 300% (for Mr. Latour) or 150% (for Mr. Jackson and Mr. LaCreta) of such executive's base salary, a prorated percentage of the bonus, and continuation of certain benefits for a period.

        In addition, Parent will also have available for grant to members of management so-called "profits interests" for up to 12% of the fully diluted outstanding equity of Parent. Parent has indicated to the Company that it expects to grant up to 58.3% of the reserved equity pool available for issuance upon the consummation of the Merger. Of the profits interests granted, 45% will vest over five years following the date of grant, and 55% will vest subject to the attainment of certain performance targets. Parent has indicated to the Company that it currently intends to make the following grants of profits interests: 3.5% to Mr. Latour, 2.0% to Mr. Jackson, and 1.5% to Mr. LaCreta.

        The foregoing summary of the Employment Agreements is qualified in its entirety by reference to the full text of such agreements, copies of which have been filed as Exhibits 10.1 through 10.3 to the Company's Form 8-K filed on December 16, 2014 and which are incorporated herein by reference.

12.   Purpose of the Offer; Plans for the Company.

        Purpose of the Offer.    The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer is for Parent, through the Offeror, to acquire at least a 66 2/3% voting interest in the Company as the first step in acquiring 100% of the equity interests in the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Top-Up Option and the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Offeror may exercise and consummate the Top-Up Option and expects to complete the Merger as promptly as practicable. The Merger Agreement provides, among other things, that the Offeror will be merged with and into the Company and that upon consummation of the Merger, the Surviving Corporation will become a wholly owned subsidiary of Parent. Also upon consummation of the Merger, the Merger Agreement provides that the bylaws of the Offeror will be the bylaws of the Surviving Corporation and the articles of organization of the Company will be amended pursuant to the filing of the articles of merger (which shall include the amendments set forth on the exhibit to the Merger Agreement) with the Secretary of the Commonwealth of Massachusetts, and as so amended will be the articles of organization of the Surviving Corporation. At the Effective Time, the directors and officers of the Offeror and the Company, respectively, will become the directors and officers of the Surviving Corporation, in each case, until their respective successors are duly elected or appointed. See Section 11—"The Merger Agreement and Other Agreements" of this Offer to Purchase.

        If you sell your Shares in the Offer, you will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in the Surviving Corporation. Similarly, after selling your Shares in the Offer or the exchange of your Shares in the subsequent Merger, you will not bear the risk of any decrease in the value of the Company or Surviving Corporation, as applicable.

        If the Offeror acquires at least 90% of the outstanding Shares pursuant to the Offer and the Top-Up Option, if applicable, the Merger may be consummated without a shareholders' meeting and without the approval of the Company's shareholders. After careful consideration, the Company Board has unanimously recommended that the Company's shareholders accept the Offer, tender their Shares into the Offer and, to the extent required by applicable law, adopt the Merger Agreement.

        Except as provided in the Letter of Transmittal, this Offer does not constitute a solicitation of proxies, and the Offeror is not soliciting proxies at this time.

        If the Offeror accepts Shares for payment, Parent will become entitled to designate immediately such number of Offeror Designees, rounded up to the next whole number, as will give the Offeror representation on the Company Board equal to (x) the product of the total number of members on the Company Board (after giving effect to the directors elected pursuant to this sentence and any director resignations pursuant to the applicable provision of the Merger Agreement) multiplied by (y) the percentage that (A) the number of Shares beneficially owned by Parent or the Offeror at such time (including Shares accepted for payment), together with the Contribution Shares bears to (B) the total number of Shares then outstanding; provided that in no event shall the Offeror Designees constitute less than a majority of the Company Board. Upon the request of Parent or the Offeror, the Company must use its best efforts to promptly (and in any event within one (1) business day) either increase the size of the Company Board (including by amending the by-laws of the Company, if necessary) or to secure the resignations of such number of the Company's incumbent directors, or both, as necessary to enable the Offeror Designees to be so elected or appointed to the Company Board, and the Company shall take all actions available to effect the foregoing, in accordance with Section 14(f) of the Exchange Act, Rule 14f-1 promulgated thereunder and the applicable NASDAQ rules and regulations. At such time, the Company shall promptly, if requested by the Offeror, and subject to applicable law and NASDAQ listing standards, also take all action necessary to cause persons designated by the Offeror to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each of the subsidiaries of the Company and (iii) each committee (or similar body) of each such board. Notwithstanding the foregoing, three members of the Company Board shall, at all times before the Effective Time, be Continuing Directors; provided that if there shall be in office less than three Continuing Directors for any reason, the Company Board shall cause the person designated by the remaining Continuing Directors to fill such vacancy, which designee shall be deemed to be a Continuing Director. The Company is obligated to take all actions necessary to effect the foregoing, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

        The Offeror expects that election or appointment of the Offeror Designees to the Company Board would permit Parent to exert substantial influence over the Company's conduct of its business and operations. However, from and after the time that the Offeror Designees are elected or appointed to the Company Board and before the Effective Time, subject to the terms of the Merger Agreement, the approval of a majority of the Continuing Directors shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of Company, including any action by any other director of the Company, shall be required to authorize) (i) any termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement by the Company, (iii) any decrease in or change of form of the Merger Consideration, (iv) any extension of time for performance of any obligation or action under the Merger Agreement by Parent or the Offeror, (v) any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, (vi) any determination that could reasonably be expected to adversely affect the receipt of the Merger Consideration by the holders of Shares (other than Parent and the Offeror) or (vii) any amendment to Company's articles of organization or by-laws. The Continuing Directors shall have the authority to retain counsel (which may include current counsel to the Company), at the Company's reasonable expense, as determined appropriate by the Continuing Directors for the purpose of fulfilling their obligations under the Merger Agreement.

        Top-Up Option.    The purpose of any exercise by the Offeror of the Top-Up Option following completion of the Offer would be to acquire an additional number of Shares sufficient to permit the Offeror to effect a "short-form" merger in accordance with the applicable provisions of the MBCA and to thereby acquire the remaining outstanding ownership interests in the Company without requiring a vote of the shareholders of the Company. Although the Offeror currently intends to purchase Shares pursuant to the Top-Up Option to the extent necessary for this purpose, there can be no assurance that the Offeror will ultimately do so.

        Short-Form Merger.    Section 11.05 of the MBCA provides that if a parent company owns shares that carry at least 90% of the voting power of each class and series of the issued and outstanding shares of a subsidiary, the parent company can effect a short-form merger with that subsidiary without approval of the board of directors or shareholders of such subsidiary. Accordingly, if, as a result of the

Offer, the Top-Up Option or otherwise, the Offeror and Parent directly or indirectly own at least 90% of the issued and outstanding Shares, Parent and the Offeror intend to effect the Merger without prior notice to, or any approval or action by, the Company Board or any other shareholder of the Company, if permitted to do so under the MBCA (the "Short-Form Merger"). Pursuant to the Merger Agreement, following exercise and consummation of the Top-Up Option, Parent is required to cause the closing of the Merger to occur immediately after the exercise of the Top-Up Option, which would require the Short-Form Merger. If, however, the Offeror and Parent do not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under Massachusetts law, a significantly longer period of time would be required to effect the Merger.

        Appraisal Rights.    You do not have appraisal rights as a result of this Offer. In addition, you may not have appraisal rights if the Merger is consummated following the consummation of the Offer. Section 13.02(a)(1) of the MBCA generally provides that shareholders of a Massachusetts corporation are entitled to appraisal rights and to obtain payment of the fair value of their shares in the event of a merger, but contains an exception for transactions where cash is the sole consideration received by the shareholders and certain other conditions are met. We believe such exception applies. In addition, Section 13.02 of the MBCA has not yet been the subject of judicial interpretation. In the event of the Merger, any Company shareholder believing it is entitled to appraisal rights and to obtain payment of the fair value of its Shares and wishing to perfect such right should carefully review Sections 13.01 through 13.31 of Part 13 of the MBCA, which set forth the procedures to be complied with in perfecting any such rights. Failure to strictly comply with the procedures set forth in Part 13 of the MBCA may result in the loss of any such rights to which such shareholder otherwise may be entitled.

        If any holder of Shares who demands appraisal and to obtain payment of the fair value of its Shares under Part 13 of the MBCA fails to perfect, or effectively withdraws or loses such rights as provided in the MBCA, the Shares of such shareholder will be converted into the right to receive the price per Share paid in the Merger. A shareholder may withdraw its demand for appraisal by delivering to us a written withdrawal of its demand and an acceptance of the Merger. A shareholder's rights for appraisal and to obtain payment of the fair value of its shares shall also terminate if the Merger is abandoned or rescinded, if a court having jurisdiction permanently enjoins or sets aside the Merger, or if the shareholder's demand is withdrawn with the consent of the Company.

        In light of the complexity of Part 13 of the MBCA, any Company shareholders wishing to pursue appraisal rights with respect to the Merger should consult their legal advisors.

        The foregoing summary of appraisal rights under the MBCA does not purport to be a complete statement of law pertaining to appraisal rights under the MBCA or of the procedures to be followed by Company shareholders of desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to the MBCA.

        Additional notices regarding appraisal rights will be sent to non-tendering holders of Shares in connection with the completion of the Merger.

        Going Private Transactions.    The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions. This rule may, under certain circumstances, be applicable to the Merger or another business combination between the Offeror (or its affiliates) and the Company following consummation of the Offer; however, based on the Offeror's current expectations with respect to the Company, the Offeror does not believe that Rule 13e-3 will be applicable. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in the proposed transaction be filed with the SEC and disclosed to shareholders prior to consummation of the proposed transaction.

        Plans for the Company.    It is expected that, initially following the Merger, the business and operations of the Surviving Corporation will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of the Surviving Corporation's business, operations, capitalization and management with a view to optimizing development of the Surviving Corporation's potential.

        In connection with the Merger, Parent requested that the Company enter into the Employment Agreements with Mr. Latour, Mr. Jackson, and Mr. LaCreta to continue their employment with the Company following the Merger on substantially the same economic terms as provided for in their existing agreements with the Company. Mr. Latour's base salary will be $368,639. Mr. Jackson's base salary will be $250,327. Mr. LaCreta's base salary will be $166,419.

        In addition, Parent will also have available for grant so-called "profits interests" for up to 12% of the fully diluted, outstanding equity of Parent. Parent expects to grant up to 58.3% of the reserved equity pool available for issuance upon the consummation of the Merger. 45% of the grants of profits interests will vest over five years following the date of grant, and 55% of the grants of profits interests will vest subject to the attainment of certain performance targets. Parent intends to make the following grants of profits interests: 3.5% to Mr. Latour, 2.0% to Mr. Jackson, and 1.5% to Mr. LaCreta.

        Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—"Purpose of the Offer, Plans for the Company," and Section 13—"Certain Effects of the Offer" Parent and the Offeror have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company's capitalization or dividend policy, (iv) any other material change in the Company's corporate structure or business, (v) changes to the composition of its management or board of directors, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.   Certain Effects of the Offer.

        Ownership of Shares.    The purchase of Shares pursuant to the Offer and of Shares pursuant to the subsequent Merger will result in all of the equity of the Surviving Corporation being held by Parent; provided, however, that Parent may award future grants of incentive equity securities to the Surviving Corporation's management ("Surviving Corporation Incentive Equity"). Except as set forth in Section 12—"Purpose of the Offer; Plans for the Company", as of the date of this Offer to Purchase, there was no agreement, arrangement or understanding between the Offeror, Parent or Fortress Credit Advisors on the one hand, and any director or executive officer on the other hand, in respect of Surviving Corporation Incentive Equity. However, in connection with the Merger, the Contribution Shareholders have agreed to "roll-over" the Contribution Shares into the equity of Parent. See Section 14—"Certain Conditions of this Offer to Purchase." Certain funds managed by Fortress Credit Advisors, the Contribution Shareholders and any directors or employees of the Surviving Corporation that are granted Surviving Corporation Incentive Equity will, directly or indirectly, be the sole beneficiaries of the Surviving Corporation's future earnings and growth and will bear the risks of its ongoing operations (subject to grants of Surviving Corporation Incentive Equity).

        Market for the Shares.    The purchase of Shares pursuant to the Offer and the subsequent Merger (including Shares purchased pursuant to the exercise, if any, of the Top-Up Option) will result in all of the equity of the Surviving Corporation being held by Parent. Therefore, there will be no public market for the equity of the Surviving Corporation. Parent and the Offeror currently intend to seek to cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act and listing of Shares on the NASDAQ as soon after the Effective Time as the requirements for termination of registration and listing are met. However, we may seek to terminate such registration and listing after the Expiration Date but before the Effective Time of the Merger depending on a variety of factors, including the number of Shares tendered and expected consummation date for the Merger.

        Stock Quotation.    The Shares are listed on the NASDAQ. However, the purchase of Shares pursuant to the Offer and of Shares pursuant to the subsequent Merger will result in all of the equity of the Surviving Corporation being held by Parent. According to NASDAQ's published guidelines, NASDAQ would consider delisting the Shares if, among other things, (i) the number of total shareholders of the Company should fall below 400, (ii) the bid price is less than $1 per share or (iii) none of the following conditions is met: (A) (1) shareholders' equity is less than $10 million, (2) there are less than 750,000 publicly held shares or (3) the market value of publicly held shares is less than $5 million, (B) (1) the market value of the listed securities (as defined by NASDAQ rules) is less than $50 million, (2) there are less than 1,100,000 publicly held shares or (3) the market value of publicly held shares is less than $15 million, or (C) (1) total assets and total revenue is less than $50 million each for the most recently completed fiscal year or two of the three most recently completed fiscal years, (2) there are less than 1,100,000 publicly held shares or (3) the market value of publicly held shares is less than $15 million. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly-held for this purpose. Parent and the Offeror currently intend to seek to cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act and listing of Shares on the NASDAQ as soon after the Effective Time as the requirements for termination of registration and listing are met. However, we may seek to terminate such registration and listing after the Expiration Date but before the Effective Time of the Merger depending on a variety of factors, including the number of Shares tendered and expected consummation date for the Merger.

        Margin Regulations.    The Shares are currently "margin securities" under the Regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities." We will terminate the registration of Shares under the Exchange Act immediately following the Effective Time, but we may seek to terminate such registration after the Expiration Date but before the Effective Time of the Merger depending on a variety of factors, including the number of Shares tendered and expected consummation date for the Merger.

        Exchange Act Registration.    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. We will terminate the registration of Shares under the Exchange Act as soon after the Effective Time as the requirements for termination of registration are met, but we may seek to terminate such registration after the Expiration Date but before the Effective Time of the Merger depending on a variety of factors, including the number of Shares tendered and expected consummation date for the Merger. The termination of registration of Shares under the Exchange Act may substantially reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. When registration of Shares under the Exchange Act is terminated, the Shares will no longer be "margin securities" or be eligible for quotation on the NASDAQ.

14.   Certain Conditions of the Offer.

        Capitalized terms used in this Section 14—"Certain Conditions of the Offer," but not defined herein have the respective meanings given to them in the Merger Agreement.

        Notwithstanding any other provisions of this Offer to Purchase, Parent and the Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for, and may delay the acceptance for payment of or the payment for, any validly tendered Shares and may (subject to the terms of the Merger Agreement) terminate or amend the Offer, if:

          1.     there shall not be validly tendered and not withdrawn prior to the Expiration Date a number of Shares which, when added to the Shares, if any, owned by Parent and its controlled subsidiaries and the Contribution Shares (which are to be contributed by certain members of the Company's management to Parent after completion of the Offer) would represent at least two-thirds (66 2/3%) of the Shares then outstanding determined on a fully-diluted basis (where "on a fully diluted basis" means the number of Shares outstanding, together with the Shares which the Company may be required to issue pursuant to (i) options or other obligations outstanding under employee share or similar benefit plans that are vested and exercisable, as of the Expiration Date, at an exercise price less than the Offer Price and (ii) the conversion of outstanding convertible securities or the exercise of any other outstanding warrants or other rights (excluding the Top-Up Option) that are convertible or exercisable by their terms as of the Expiration Date, in each case with a conversion or exercise price less than the Offer Price) on the Expiration Date (the "Minimum Condition").

          2.     any applicable waiting period or approval under the HSR Act or other applicable foreign antitrust, competition or similar statute or regulation of any jurisdiction shall not have expired or been terminated or obtained before the Expiration Date, or

          3.     at any time on or after the date of the Merger Agreement and prior to the time of acceptance for payment for any Shares, any of the following events shall occur and continue to exist:

            (a)   there shall be instituted, pending or threatened in writing any action or Proceeding by any governmental authority:

                (i)  challenging, making illegal or otherwise restraining or prohibiting, or seeking to challenge, make illegal or otherwise restrain or prohibit, the Transactions;

               (ii)  seeking to compel the Company, Parent or the Offeror to dispose of or to hold separate all or any material portion of the business or assets of the Company or any of its subsidiaries or (to the extent it relates to the Transactions) of Parent or any of its affiliates;

              (iii)  seeking to impose any material limitation on the ability of the Company, Parent or the Offeror to conduct the business or own the assets of the Company or any of its subsidiaries or (to the extent it relates to the Transactions) of Parent or any of its affiliates;

              (iv)  seeking to impose material limitations on the ability of Parent or the Offeror to acquire or hold, or to exercise full rights of ownership of any Shares, including the right to vote such shares on all matters properly presented to the Company's shareholders; or

               (v)  seeking to require divestiture by Parent or the Offeror of all or any of the Shares;

            (b)   (i) an Adverse Recommendation Change shall have occurred, (ii) a Material Adverse Effect shall have occurred, or (iii) the Company Board or any committee of the Company Board shall have authorized or permitted Company or any of its subsidiaries to enter into an Acquisition Agreement;

            (c)   the Company, the Offeror and Parent shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms;

            (d)   the representations and warranties of the Company contained in the Merger Agreement relating to broker's fees are not true and correct in all respects;

            (e)   any of the representations and warranties of the Company contained in the Merger Agreement relating to capitalization, authority, state takeover laws or required shareholder votes that (i) are not made as of a specific date were not true and correct (except for any de minimis inaccuracy) as of the Expiration Date, as though made on and as of the Expiration Date and (ii) are made as of a specific date are not true and correct (except for any de minimis inaccuracy) as of such date;

            (f)    the representations and warranties of Company, other than those listed in clause (d) or clause (e) above, contained in the Merger Agreement shall not be true and correct (i) as of the date of the Merger Agreement except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time) and (ii) as of the Expiration Date without giving effect to the words "materially" or "material" or to any qualification based on the defined term "Material Adverse Effect" except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), in each case, except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect;

            (g)   the Company shall have breached or failed to perform in all material respects its obligations, covenants, and other agreements required to be performed by it under the Merger Agreement and such breach or failure to perform shall not have been cured to the good faith satisfaction of Parent;

            (h)   Parent and the Offeror shall not have received a certificate executed by the Company's Chief Executive Officer or Chief Financial Officer confirming on behalf of the Company that the conditions set forth in clauses (f) and (g) of this Section 14—"Certain Conditions to the Offer" have been duly satisfied; or

            (i)    there shall be any law enacted, issued, promulgated or enforced which restrains, enjoins or prohibits consummation of the Offer or the Merger or makes the consummation of the Offer or the Merger illegal.

        The parties to the Merger Agreement agreed that solely for the purposes of the Offer Conditions, the occurrence of a breach or an event of default under the Existing Credit Agreement solely as a result of the acceptance of the Shares tendered in the Offer and/or the consummation of the Merger shall not be taken into account when determining whether the condition set forth in paragraph (b)(ii) of this Section 14—"Certain Conditions to the Offer" has been satisfied. The foregoing conditions (collectively, the "Offer Conditions") are for the sole benefit of Parent and the Offeror and may be asserted by Parent or the Offeror regardless of the circumstances giving rise to any such conditions and may be waived by Parent or the Offeror in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15.   Certain Legal Matters; Regulatory Approvals.

        General.    Except as described in this Section 15, the Offeror is not aware of any pending Proceeding relating to the Offer. Except as described in this Section 15, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, the Offeror is not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Offeror's acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Offeror or Parent as contemplated herein. Should any such approval or other action be required, the Offeror currently contemplates that, except as described below under "State Takeover Statutes," such approval or other action will be sought. While the Offeror does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company's business, or certain parts of the Company's business might not have to be disposed of, any of which could cause the Offeror to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 14—"Certain Conditions of the Offer."

        State Takeover Statutes.    The Company is incorporated under the laws of the Commonwealth of Massachusetts and is subject to (i) Chapter 110C of the Massachusetts General Laws, which requires the person commencing a takeover bid to file certain information with the Secretary of the Commonwealth and the target company and provides that a bidder who fails to disclose its intent to gain control over a target corporation prior to acquiring ten percent (10%) of the target company's stock is precluded from making any takeover bid for a period of one (1) year after crossing the ten percent (10%) threshold, (ii) Chapter 110D of the Massachusetts General Laws, which regulates control share acquisitions, and (iii) Chapter 110F of the Massachusetts General Laws, which prohibits a publicly-held Massachusetts corporation from engaging in a business combination with an interested shareholder for a period of three (3) years after the date of the transaction in which the person becomes an interested shareholder, unless certain conditions are met.

        The Company has represented that the Company Board has (a) approved and adopted the Merger Agreement and the Transactions and (b) taken other actions sufficient to render inapplicable to such Transactions any Takeover Law which applies or purports to apply to any such transactions. As a result of such approval and adoption of the Merger Agreement and the other actions taken by the Company and the Company Board, we do not believe that Chapters 110C, 110D or 110F of the Massachusetts General Laws, or any other Takeover Law, applies to the Offer or the Merger. In addition, the

Company has represented that no Takeover Law is, or at the Effective Time would be, applicable to the Shares or the Merger and the Offer.

        A number of states other than Massachusetts have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

        The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted Takeover Laws. The Offeror does not know whether any such laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. The Offeror reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. Should any person seek to apply any Takeover Law, the Offeror will take such action as then appears desirable, which may include challenging the validity or applicability of any such law in appropriate court proceedings. In the event it is asserted that any Takeover Law is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Offeror might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Offeror might be unable to accept for payment or pay for any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, the Offeror may not be obligated to accept for payment or pay for any Shares tendered. See Section 14—"Certain Conditions of the Offer" of this Offer to Purchase.

        United States HSR Act Compliance.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the "HSR Act") and the rules and regulations promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. Neither the Offer, the Merger nor the transactions contemplated thereby trigger any of the requirements under the HSR Act.

16.   Fees and Expenses.

        Fees related to the Offer and the Merger.    Parent and the Offeror have retained MacKenzie Partners, Inc. to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

        The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

        Neither Parent nor the Offeror will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Offeror for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

17.   Miscellaneous

        The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any U.S. state in which the making of the Offer or the acceptance thereof is prohibited by administrative or judicial action pursuant to a statute of such U.S. state. However, the Offeror may, in its discretion, take such action as it may deem necessary to make the Offer in any such U.S. state and extend the Offer to holders of Shares in such U.S. state.

        No person has been authorized to give any information or to make any representation on behalf of Parent or the Offeror not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

        The Offeror has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—"Certain Information Concerning the Company" above.

MF Merger Sub Corp.
December 19, 2014

 SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
THE OFFEROR, PARENT AND FORTRESS CREDIT ADVISORS

1.     The Offeror

        The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of the Offeror are set forth below. The current business address of each person is c/o Fortress Investment Group, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. The telephone number at such address is (212) 798-6100. Each such person is a citizen of the United States.

Name and Position	Present Principal Occupation or Employment and Employment History
Constantine M. Dakolias Director and President	Mr. Dakolias is the Co-Chief Investment Officer of the Credit Funds business at FIG and also serves on FIG's Management and Operating Committees. Prior to joining FIG, Mr. Dakolias was a Managing Director, Chief Credit Officer and co-founder of American Commercial Capital LLC (a specialty finance company) and Coronado Advisors LLC (an SEC registered broker dealer), both of which were sold to Wells Fargo & Co. in 2001. Mr. Dakolias was previously a director at RER Financial Group ("RER") where he was responsible for the firm's acquisition efforts as a principal and as a provider of third party due diligence and asset management. Mr. Dakolias also served on credit committees for RER's own assets and managed assets for third parties (including the RTC, FDIC and institutional investors).
David King Director, Treasurer and Secretary
Mr. King is a Managing Director in FIG's Credit Funds business, where he heads the Strategic Capital Group and focuses on investments in the financial services sector. Prior to joining FIG in 2014, Mr. King founded and led Culpeper Capital Partners LLC. Mr. King was formerly a Senior Managing Director at Bear Stearns Merchant Banking and its successor firm Irving Place Capital, a middle-market private equity firm from 2001 to 2011, and a Managing Director of McCown De Leeuw & Co., where he worked from 1990 to 2000. From 2007 to June 2014, Mr. King served on the board of Doral Financial, and he currently serves on the boards of a number of private companies in the financial services sector.

2.     Parent

        Parent is managed by its general partner, MF GP. MF GP is owned, directly or indirectly, by the Investment Funds, which are managed within the Credit Funds business of FIG. The principal office address of Parent is c/o MF GP c/o Fortress Investment Group, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. The telephone number at the principal office is (212) 798-6100.

3.     MF GP

        MF GP is owned, directly or indirectly, by the Investment Funds, which are managed within the Credit Funds business of FIG. The principal office address of MF GP is c/o Fortress Investment Group, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. The telephone number at the principal office is (212) 798-6100.

Sch. I-1

4.     Fortress Credit Advisors

        The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Fortress Credit Advisors are set forth below. Each such person is a citizen of the United States.

Name and Position	Business Address and Telephone	Present Principal Occupation or Employment and Employment History
Peter L. Briger Chairman	c/o Fortress Investment Group, One Market Plaza, Spear Tower, 42nd Floor, San Francisco, CA 94105 (415) 284-7400	Mr. Briger is a principal and Co-Chairman of the board of directors of FIG. He has served as a member of the board of directors of FIG since November 2006 and was elected Co-Chairman in August 2009. Mr. Briger has been a member of the Management Committee of FIG since March 2002. Mr. Briger is responsible for the Credit business at FIG. Prior to joining FIG in March 2002, Mr. Briger spent fifteen years at Goldman, Sachs & Co., where he became a partner in 1996. Mr. Briger serves on the board of Tipping Point, a non-profit organization serving low income families in San Francisco. Mr. Briger also serves on the board of Caliber Schools, a network of charter schools committed to preparing students for success in competitive four-year colleges and beyond.
Constantine M. Dakolias President	c/o Fortress Investment Group, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105 (212) 798-6100	Mr. Dakolias's biographical information is included above under "DIRECTORS AND EXECUTIVE OFFICERS OF THE OFFEROR, PARENT AND FORTRESS CREDIT ADVISORS—The Offeror"

Sch. I-2

Name and Position	Business Address and Telephone	Present Principal Occupation or Employment and Employment History
Marc K. Furstein Chief Operating Officer	c/o Fortress Investment Group, One Market Plaza, Spear Tower, 42nd Floor, San Francisco, CA 94105 (415) 284-7400	Mr. Furstein is the President and Chief Operating Officer of the Credit Funds business at FIG and is also a member of the Management Committee of FIG. Prior to joining FIG in July 2001, Mr. Furstein co-founded and was the Chief Operating Officer of American Commercial Capital (a specialty finance company) and Coronado Advisors (an SEC registered broker dealer). Both companies were sold to Wells Fargo in 2001. Prior to that, Mr. Furstein was co-manager of the opportunistic real estate loan business of Goldman, Sachs & Co. In that position, he structured and negotiated senior and mezzanine commercial loans and acquisition facilities. Mr. Furstein was also involved in the acquisition of distressed business, consumer and real estate loans and had responsibility for the management of more than 60 portfolios of such assets. In this role, he designed and oversaw the implementation of financial reporting, tax, compliance and asset management systems, policies and procedures. Mr. Furstein started his career in Goldman's Financial Institutions Group, where he focused on M&A transactions and corporate finance.

Sch. I-3

        Manually signed facsimiles of the appropriate Letter of Transmittal, properly completed, will be accepted. The appropriate Letter of Transmittal and, if Shares to be tendered are certificated, the Share Certificates and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Hand or Overnight Courier
American Stock Transfer & Trust Company, LLC	American Stock Transfer & Trust Company, LLC
Operations Center	Operations Center
Attn: Reorganization Department	Attn: Reorganization Department
P.O. Box 2042	6201 15th Avenue
New York, New York 10272-2042	Brooklyn, New York 11219

Other Information:

        Questions or requests for assistance or additional copies of this Offer to Purchase, the Letters of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
 Call Toll-Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com

QuickLinks

  Exhibit (a)(1)(A)
IMPORTANT
TABLE OF CONTENTS
SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER
SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF THE OFFEROR, PARENT AND FORTRESS CREDIT ADVISORS
Other Information